                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                            SC&T International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       Common Stock, $.01 par value share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   783975 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Stephen T. Burdumy, Esq.
                            Todd L. Silverberg, Esq.
                   Klehr, Harrison, Harvey, Branzburg & Ellers
                               1401 Walnut Street
                             Philadelphia, PA 19102
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 25, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.













                        (Continued on following page(s))

----------------------                                        ------------------
CUSIP No.  783975 10 5                                         Page 2 of 7 Pages
----------------------                                        ------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Capital Ventures International
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           WC
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   1,170,912
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |   N/A
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |   1,170,912
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   N/A
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,170,912
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.8%**
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

** Does not take into account 11,135,373 shares of common stock of the issuer beneficially owned by other purchasers of Series A Preferred Stock. If such shares were included in this calculation, the percentage beneficial ownership reported in Row 11 would be 6.7%. See Items 3 and 4 for a further discussion with respect to such other purchasers.

----------------------                                        ------------------
CUSIP No.  783975 10 5                                         Page 3 of 7 Pages
----------------------                                        ------------------




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of
                      Reporting Persons (as defined below)

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                            SC&T INTERNATIONAL, INC.

         This Report filed by Capital Ventures International ("CVI") is its initial filing on Schedule 13D with respect to the common stock, $.01 par value per share (the "Common Stock"), of SC&T International, Inc. (the "Company").

                  The descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the completed text of such agreements and documents filed as Exhibits hereto.

Item 1. Security and Issuer

                  The class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive office of the Company is located at 3837 East Lasalle Street, Phoenix, AZ 85040.

Item 2. Identity and Background

                  CVI is an unlimited liability company organized under the laws of the Cayman Islands, with its principal place of business and principal office located at One Capital Place, P.O. Box 1787GT, Grand Cayman, Cayman Islands, BWI.

                  CVI is a company engaged in the purchase of securities for investment.

                  The entire share capital of CVI is owned by the following entities in the stated percentages.

                  Mu Trading, Inc. ("Mu Trading") owns 44% of CVI and is a Delaware corporation which does not conduct business other than as a holding company for subsidiary operating companies engaged in the securities business. Mu Trading's principal place of business and principal office are located at 42 Reads Way, New Castle, DE 19720. Mu Trading is owned 100% by Jeffrey Yass, a U.S. citizen and an investor with a business address of 401 City Line Avenue, Suite 220, Bala Cynwyd, PA 19004. Mr. Yass is the sole director and executive officer of Mu Trading.

                  Rattan, Inc. ("Rattan") owns 14% of CVI and is a Delaware corporation which does not conduct business other than as a holding company for subsidiary operating companies engaged in the securities business. Rattan's principal place of business and principal office are located at 42 Reads Way, New Castle, DE 19720. Rattan is owned 100% by Eric Brooks, a U.S. citizen and an investor with a business address of 401 City Line Avenue, Suite 220, Bala Cynwyd, PA 19004. Mr. Brooks is the sole director and executive officer of Rattan.

----------------------                                        ------------------
CUSIP No.  783975 10 5                                         Page 4 of 7 Pages
----------------------                                        ------------------

                  Lobby, Inc. ("Lobby") owns 14% of CVI and is a Delaware corporation which does not conduct business other than as a holding company for subsidiary operating companies engaged in the securities business. Lobby's principal place of business and principal office are located at 42 Reads Way, New Castle, DE 19720. Lobby is owned 100% by Arthur Dantchik, a U.S. citizen and an investor with a business address of 401 City Line Avenue, Suite 220, Bala Cynwyd, PA 19004. Mr. Dantchik is the sole director and executive officer of Lobby.

                  East Bay, Inc. ("East Bay") owns 14% of CVI and is a Delaware corporation which does not conduct business other than as a holding company for subsidiary operating companies engaged in the securities business. East Bay's principal place of business and principal office are located at 42 Reads Way, New Castle, DE 19720. East Bay is owned 100% by Andrew Frost, a U.S. citizen and an investor with a business address of 401 City Line Avenue, Suite 220, Bala Cynwyd, PA 19004. Mr. Frost is the sole director and executive officer of East Bay.

                  Selt, Inc. ("Selt") owns 14% of CVI and is a Delaware corporation which does not conduct business other than as a holding company for subsidiary operating companies engaged in the securities business. Selt's principal place of business and principal office are located at 42 Reads Way, New Castle, DE 19720. Selt is owned 100% by Joel Greenberg, a U.S. citizen and an investor with a business address of 401 City Line Avenue, Suite 220, Bala Cynwyd, PA 19004. Mr. Greenberg is the sole director and executive officer of Selt.

                  Each of the individuals referred to above (the "Principals") conducts his principal business activities through Susquehanna Investment Group ("SIG") and its related companies. SIG's principal place of business and principal office are located at 401 City Line Avenue, Suite 220, Bala Cynwyd, PA 19004. CVI's directors are comprised solely of the Principals, except for director Ian Wight, a U.K. Citizen and a trust accountant with a business address of RHB Trust Company, Ltd, 1 Capital Place, Grand Cayman, Cayman Islands, BWI. The executive officers of CVI are Richard Douglas, a U.K. Citizen and a trust accountant, and Woodbourne Associates (Cayman) Ltd., a Nominee Company located in the Cayman Islands.

                  During the last five years, neither CVI, nor to the best of CVI's knowledge, any individual or entity named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

                  CVI is a party to a Securities Subscription Agreement with the Company, dated as of June 17, 1996, pursuant to which CVI agreed to acquire for purposes of investment 100 shares of Series A Preferred Stock of the Company, $.01 par value per share (the "Preferred Shares"). The aggregate purchase price of the Preferred Shares was $1,000,000. In addition, the Company received $9,510,000 from other investors (the "Other Investors") who purchased an aggregate of 951 shares of Series A Preferred Stock of the Company pursuant to Securities Subscription Agreements by and between the Company and each of the Other Investors.

                  The Preferred Shares, together with interest accrued thereon (at a rate of 8% per annum), are convertible into Common Stock at a price per share (the "Conversion Price") equal to the lesser of: (i) $7.75 (the "Fixed Conversion Price") and (ii) 85% of the average of the closing bid prices for the Common Stock on the NASDAQ Small Cap Market, or on the principal securities exchange or other securities market on which the Common Stock is then being traded, for the ten consecutive trading days ending one trading day prior to the conversion date (subject to equitable adjustments for stock splits, stock dividends, combinations, recapitalization, reclassifications or similar events).

----------------------                                        ------------------
CUSIP No.  783975 10 5                                         Page 5 of 7 Pages
----------------------                                        ------------------

                  CVI utilized its own working capital funds to consummate the purchase of the Preferred Shares.

Item 4. Purpose of Transaction.

                  CVI is acquiring the Preferred Shares for investment purposes for its own account. CVI does not currently have any plan or intention to acquire additional securities of the Company other than its intention to acquire the shares of Common Stock issuable upon conversion of the Preferred Shares.

                  Except as stated above, CVI has no plans or proposals that relate or would result in any of the transactions referred to in sub-items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

                  Based on a Conversion Price equal to the closing bid price of the Company's Common Stock on The NASDAQ Small Cap Market on October 1, 1996 ($0.875), the total of number of shares of Common Stock that CVI beneficially owns through the ownership of the Preferred Shares would be 1,170,912 shares of Common Stock or 18.8% of the outstanding Common Stock. (If the 11,135,373 shares of Common Stock beneficially owned by the Other Investors were included in such calculation, however, CVI would beneficially own only 6.7% of the Company's outstanding Common Stock).

                  The number of shares of Common Stock beneficially owned by CVI will fluctuate depending on the Conversion Price from time to time in effect; provided, however, except to the extent that shares are disposed of, the beneficial ownership will never be less than the number of shares beneficially owned based on the Fixed Conversion Price. To the extent the Conversion Price is less than the Fixed Conversion Price, the number of shares beneficially owned by CVI will increase without any action on the part of CVI. The number of shares beneficially owned by CVI can be determined by dividing (A) the sum of (i) the product of (a) 10,000, multiplied by (b) the number of Preferred Shares outstanding plus (ii) accrued interest thereon by (B) the Conversion Price then in effect.

                  To the best knowledge of CVI, none of the individuals listed in Item 2 hereof beneficially owns any Common Stock other than through their ownership interest in CVI. Neither CVI, nor to the best of CVI's knowledge, any of the individuals listed in Item 2 hereof has effected any transactions in the Common Stock during the past 60 days other than CVI's purchase of the Preferred Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Simultaneously with the execution of the Securities Subscription Agreement, the Company and CVI entered into a Registration Rights Agreement, pursuant to which the Company agreed to register under the Securities Act of 1933, as amended, the resale by CVI of the Common Stock underlying the Preferred Shares.

----------------------                                        ------------------
CUSIP No.  783975 10 5                                         Page 6 of 7 Pages
----------------------                                        ------------------

Item 7. Material to be Filed as Exhibits.

        Exhibit A - Securities Subscription Agreement (together with Certificate of Designation of Series A Preferred Stock and Registration Rights Agreement).

        Exhibit B - Limited Power of Attorney.

----------------------                                        ------------------
CUSIP No.  783975 10 5                                         Page 7 of 7 Pages
----------------------                                        ------------------

                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                    CAPITAL VENTURES INTERNATIONAL

                    By: Bala International, Inc. (f/k/a Arbit Inc.), pursuant to a Limited Power of Attorney, a copy of which is filed as an exhibit hereto



                    By:  /s/ Arthur Dantchik
                         -------------------------
                         Arthur Dantchik, Director

                                                                       EXHIBIT A

                            SC&T INTERNATIONAL, INC.

                 REGULATION S SECURITIES SUBSCRIPTION AGREEMENT


         THE PREFERRED STOCK BEING SUBSCRIBED FOR HEREIN AND THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE PREFERRED STOCK HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("COMMISSION") UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES COMMISSION OF ANY STATE UNDER ANY STATE SECURITIES LAW. THEY ARE BEING OFFERED PURSUANT TO A SAFE HARBOR FROM REGISTRATION UNDER REGULATION S ("REGULATION S") PROMULGATED UNDER THE ACT. THE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO U.S. PERSONS (AS SUCH TERM IS DEFINED IN REGULATION S) UNLESS THE SECURITIES ARE REGISTERED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS, OR SUCH OFFERS, SALES AND TRANSFERS ARE MADE PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS.

         THIS SUBSCRIPTION AGREEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. INVESTMENT IN SUCH SECURITIES INVOLVES A HIGH DEGREE OF RISK. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED, APPROVED OR DISAPPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT REVIEWED, PASSED UPON, CONFIRMED OR DETERMINED THE ACCURACY OR ADEQUACY OF THIS DOCUMENT OR ANY INFORMATION PROVIDED BY THE COMPANY TO POTENTIAL INVESTORS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         This offshore Regulation S Securities Subscription Agreement (the "Agreement") is executed by the undersigned (the "Subscriber") in connection with the offer and purchase by the undersigned for Series A Preferred Stock, $.01 par value (the "Preferred Stock"), of SC&T International, Inc., an Arizona corporation (the "Company"). The Preferred Stock is being offered at a purchase price of Ten Thousand Dollars ($10,000) per share, in minimum subscription amounts of at least five (5) shares ($50,000), and increments of one (1) share ($10,000) in excess thereof, with a minimum offering amount of Six Hundred (600) shares of Preferred Stock, or Six Million Dollars ($6,000,000) (the "Minimum Amount"), and up to a maximum amount of One Thousand Fifty-one (1,051) shares of Preferred Stock, or Ten Million Five Hundred Ten Thousand Dollars ($10,510,000) (the "Maximum Amount") (collectively, the "Offering"). The terms of the Preferred Stock, including the terms on which the Preferred Stock may be converted into common stock, $.01 par value, of the Company (the "Common Stock"), are set forth in the Certificate of Designation of Series A Preferred Stock (the "Certificate of Designation"), substantially in the form attached hereto as Exhibit A. The solicitation of this Subscription and, if accepted by the Company, the offer and sale of the Preferred Stock and Common Stock issuable upon conversion thereof are being made in reliance upon the provisions of Regulation S ("Regulation S") promulgated under the Act. The Preferred Stock and the Common Stock issuable upon conversion thereof (the "Conversion Shares") are sometimes referred to herein collectively as the "Securities."

         It is agreed as follows:

1.       Offering

         1.1      Offer to Subscribe; Purchase Price and Closing; and Placement
                  Fees.

                  Subject to satisfaction of the conditions to closing set forth in Section 1.2 below, the Subscriber hereby offers to subscribe for and purchase Preferred Stock, for the aggregate purchase price in the amount set forth in Section 19 of this Agreement, in accordance with the terms and conditions of this Agreement. Subscriber agrees that the Company, in its discretion, may reduce the aggregate amount of Preferred Stock subscribed for by Subscriber, if the Offering is over-subscribed. Assuming that the Minimum Amount and corresponding subscription agreements accepted by the Company are received into the Company's designated escrow account for this Offering (the "Escrow Account"), the closing of a sale and purchase of Preferred Stock as to each Subscriber (the "Closing") shall be deemed to occur when this Agreement has been executed by both the Subscriber and the Company and full payment shall have been made by the Subscriber, by wire transfer to the Company's designated escrow account as set forth in Section 17, for payment in consideration for the Company's delivery of certificates representing the Preferred Stock subscribed for.

                  The parties hereto acknowledge that Swartz Investments, LLC is acting as placement agent ("Placement Agent") for this Offering and will be compensated by the Company in cash and warrants to purchase Common Stock of the Company. Placement Agent has acted solely as placement agent in connection with the Offering by the Company of the Preferred Stock pursuant to this Agreement. The information and data contained in the Disclosure Documents (as defined in Section 2.2) have not been subjected to independent verification by Placement Agent, and no representation or warranty is made by Placement Agent as to the accuracy or completeness of the information contained in the Disclosure Documents.

                  The Company and each of the Subscribers acknowledge that the Matthew Fund, N.V. (the "Fund"), which is managed by affiliates of the Placement Agent, may subscribe for securities in the Offering. The parties acknowledge that neither the Placement Agent nor any of its affiliates shall be under any obligation to advise the Company or the Subscribers of the activities of the Fund with respect to such securities following the consummation of the Offering. Such acknowledgment shall not act as a waiver of any obligation required by law or written agreement of which the Fund is a party. It is understood that the Fund will act independently of the Placement Agent and may take action with respect to such investment which may be inconsistent or contrary to any action or interest of the Placement Agent, the Company or any of the Subscribers.

         1.2 Conditions to Subscriber's Obligations. The Subscriber's obligations hereunder are conditioned upon all of the following:

                  (a) the following documents have been deposited with the Company's escrow agent for this Offering ("Escrow Agent"): the Registration Rights Agreement, substantially in the form attached hereto as Exhibit B (executed by the Company), the Opinion of Counsel, substantially in the form attached hereto as Exhibit C (signed by Company's counsel), Irrevocable Instructions to Transfer Agent, substantially in the form attached hereto as Exhibit D (executed by Company and transfer agent) and the Certificate of Designation, substantially in the form attached hereto as Exhibit A (together with evidence showing that it has been filed with the Arizona Corporation Commission);

                  (b) the Conversion Shares are currently being actively traded on the Nasdaq Small Cap Market;

                  (c) there have been no material adverse changes in the Company's business prospects or financial condition since the date of the last balance sheet included in the Disclosure Documents (defined below in Section 2.2), including but not limited to incurring material liabilities;

                  (d) the representations and warranties of the Company are true and correct in all material respects on the Closing date as if made on such date, and the Company shall deliver a certificate, signed by an officer of the Company, to such effect to the Escrow Agent;

                  (e) the Minimum Amount and corresponding subscription agreements accepted by the Company have been received by the Escrow Agent; and

                  (f) the Company shall have reserved for issuance upon conversion of the Preferred Stock a sufficient number of shares of Common Stock which number of shares shall initially be equal to Three Million (3,000,000) shares.

2. Subscriber's Representations and Covenants; Access to Information; Independent Information; and Independent Investigation.

         Subscriber hereby makes the following representations and warranties to the Company (which shall be true at the signing of this Agreement, as of Closing, and as of any such later date as contemplated hereunder) and agrees with the Company that:

         2.1 Offshore Transaction. Subscriber represents and warrants to the Company that (i) the Subscriber is not a U.S. Person ("U.S. Person") as that term is defined in Rule 902(o) of Regulation S (a copy of which definition is attached as Exhibit E) including, without limitation, if a business organization, such as a corporation or partnership, (a) it is organized under the laws of a jurisdiction other than the United States and (b) if organized by a "U.S. Person" principally for the purpose of investing in securities not registered under the Act, it was organized or incorporated and is owned by accredited investors (as defined in Rule 501(a) of Regulation D under the Act) who are not natural persons, estates or trusts; (ii) the Securities were not offered to the Subscriber in the United States and at the time of execution of this Subscription Agreement and the time of any offer to the Subscriber to purchase the Securities hereunder, the Subscriber was physically outside the United States; (iii) the Subscriber is purchasing the Securities for its own account and not on behalf of or for the benefit of any U.S. Person and the sale and resale of the Securities have not been prearranged with any U.S. Person or buyer in the United States; (iv) the Subscriber agrees, and to the knowledge of the Subscriber, without any independent investigation, each distributor, if any, participating in the offering of the Securities, has agreed, that all offers and sales of the Securities prior to the expiration of a period commencing on the date of the last closing of a sale and purchase of Preferred Stock (the "Last Closing") and ending forty (40) days thereafter (the "Restricted Period") shall not be made to U.S. Persons or for the account or benefit of U.S. Persons and shall otherwise be made in compliance with the provisions of Regulation S; (v) Subscriber is not an underwriter, dealer or other person who participates pursuant to a contractual arrangement in the distribution of the Securities offered or sold in reliance on Regulation S; and (vi) Subscriber is not an underwriter of the Securities within the meaning of Section 2(11) of the Act. During the Restricted Period, Subscriber shall not engage in any activity for the purpose of, or which could reasonably be expected to have the effect of, conditioning the market in the U.S. for the Securities.

         2.2 Subscriber's Independent Investigation; Review of Disclosure Documents. Subscriber, in offering to subscribe for the Securities hereunder, has relied solely upon (i) an independent investigation made by it and its representatives, if any, and (ii) the representations, warranties and disclosure statements of the Company set forth herein and in the Disclosure Documents (as defined below). The Subscriber, prior to the date hereof, has had access to and the opportunity to examine all material contracts and documents of the Company which have been filed as exhibits to the Company's filings made under the Securities Exchange Act of 1934, as amended (the "Exchange Act") through publicly available means. Subscriber further acknowledges that the analyst report dated June 3, 1996 sent to Subscriber by Placement Agent was not prepared by the Company, and the Company makes no representations or warranties with regard to the accuracy or completeness of the information, including without limitation any forward looking statements contained therein. In making its investment decision to purchase the Preferred Stock, the Subscriber is not relying on any oral or written representations or assurances from the Company or any other representative or Agent of the Company or Placement Agent other than as set forth in this Agreement (including, without limitation, statements made in the analyst report dated June 3, 1996 sent to Subscriber by Placement Agent), or on any information other than that contained or incorporated by reference in the Company's (i) Prospectus dated December 14, 1995; (ii) Quarterly Report on Form 10-QSB for the quarter ended March 31, 1996; (iii) Risk Factors, attached hereto as Exhibit F; (iv) Capitalization Schedule, attached hereto as Exhibit G; and (v) Use of Proceeds, attached hereto as Exhibit H ( (i), (ii), (iii), (iv) and (v) are hereinafter collectively referred to as the "Disclosure Documents"). Subscriber further represents he, she or it has reviewed all of the Disclosure Documents listed herein prior to subscribing for the Preferred Stock. Subscriber has such experience in business and financial matters that it is capable of evaluating the merits and risk of its investment and determining the suitability of its investment. The Subscriber is an accredited investor as defined in Rule 501 of Regulation D, a copy of which definition is attached hereto as Exhibit I. Subscriber believes, without any independent investigation, that neither the Company nor Placement Agent has offered the Debentures to any Subscribers in the U.S. or to any U.S. person, unless such U.S. person is a professional fiduciary of a non-U.S. person (as defined in Sections (o)(2) through (o)(4) of Rule 902 of Regulation S).

         2.3 Subscriber's Economic Risk. Subscriber understands and acknowledges that an investment in the Securities involves a high degree of risk. Subscriber acknowledges that there are limitations on the liquidity of the Securities and there is no public market for the Preferred Stock. The Subscriber represents that the Subscriber is able to bear the economic risk of an investment in the Securities, including a possible total loss of investment. In making this statement the Subscriber hereby represents and warrants to the Company that the Subscriber has adequate means of providing for the Subscriber's current needs and contingencies; the Subscriber is able to afford to hold the Securities for an indefinite period. Further, the

                  Subscriber represents, as of the date of signing this Agreement, that the Subscriber has no present need for liquidity in the Securities and the Subscriber is willing to accept such investment risks.

         2.4 No Government Recommendation or Approval. Subscriber understands that no United States federal or state agency, or similar agency of any other country, has reviewed, approved, passed upon or made any recommendation or endorsement of the Company, the Offering or the subscription for the Securities.

         2.5 No Directed Selling Efforts in Regard to this Transaction. To the knowledge of the Subscriber, without any independent investigation, neither the Company, nor Placement Agent, nor any distributor participating in the Offering, nor any person acting for the Company or any such distributor, has conducted any "directed selling efforts" in the United States as the term "directed selling efforts" is defined in Rule 902 of Regulation S, which, in general, means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities being offered. Such activity includes, without limitation, the mailing of printed material to investors residing in the United States, the holding of promotional seminars in the United States, and the placement of advertisements with radio or television stations broadcasting in the United States or in publications with a general circulation in the United States, which discuss the offering of the Securities.

         2.6 Company's Reliance on Representations of Subscribers. This Agreement is made by the Company with each Subscriber in reliance upon such Subscriber's representations and covenants made in this Section 2, which reliance Subscriber by execution of this Agreement hereby confirms and acknowledges.

         2.7 Securities Not Registered Under Securities Act. Subscriber understands that the Preferred Stock and the Conversion Shares have not been registered under the Act or any state securities laws ("State Acts") and are being offered and sold pursuant to Regulation S based in part upon the representations of Subscriber contained herein. The Common Stock does, however, carry certain registration rights as set forth in the Registration Rights Agreement (substantially in the form of Exhibit B).

         2.8 No Public Solicitation. Subscriber knows of no public solicitation or advertisement of an offer in the United States in connection with the proposed issuance and sale of the Securities.

         2.9 Investment Intent (Including No Present Intent to Sell Securities at a Predetermined Time). Subscriber is acquiring the Preferred Stock to be issued and sold hereunder (and the Conversion Shares issuable upon conversion of the Preferred Stock) for his, her or its own account (or a trust account if such Subscriber is a trustee) for investment and not as a nominee and not with a present view to the distribution thereof. Subscriber understands and agrees that Subscriber must bear the economic risk of this investment indefinitely unless such Preferred Stock or such Conversion Shares are registered pursuant to the Act and any applicable State Acts, or an exemption from such registration is available, and that the Company has no present intention of registering any such sale of the Preferred Stock or such Conversion Shares other than as contemplated by the Registration Rights Agreement. Subscriber represents and warrants to the Company, as of the date of this Agreement, that

                  Subscriber has no present plan or intention to sell the Preferred Stock or the Conversion Shares in the United States or to a U.S. Person at any predetermined time, and has made no predetermined arrangements to sell the Preferred Stock or the Conversion Shares. Subscriber covenants that neither Subscriber nor its affiliates nor any person acting on its or their behalf has entered into, has the intention of entering into, or will enter into any put option, short position or other similar instrument or position in the U.S. with respect to the Preferred Stock or Common Stock of the Company any time after receipt of the term sheet concerning this Regulation S Offering (or earlier if Subscriber had prior knowledge of this Offering) until the end of the Restricted Period or for the intended purpose of lowering the price at which the Preferred Stock is convertible into Conversion Shares.

         2.10 Subscriber Not to Sell or Transfer Securities in Violation of the Securities Laws. Subscriber covenants that he, she or it will not knowingly make any sale, transfer or other disposition of the Preferred Stock or the Conversion Shares in violation of (1) the Act (including Regulation S), the Exchange Act, any applicable State Acts or the rules and regulations of the Securities and Exchange Commission (the "Commission") or of any state securities commissions or similar state authorities promulgated under any of the foregoing, or (2) any applicable securities law of jurisdictions outside the United States and the rules and regulations thereunder, or (3) the terms of this Agreement.

         2.11 Subscriber's Power and Authority. Subscriber has the full power and authority to execute, deliver and perform this Agreement. This Agreement, when executed and delivered by Subscriber, will constitute a valid and legally binding obligation of Subscriber, enforceable in accordance with its terms.

         2.12 Signatory's Representation. Subscriber represents and warrants that at the time of signing this Agreement the signatory to this Agreement is either:

                  (a) not a U.S. Person (as defined in Regulation S), and is not located in the U.S., or

                  (b) a professional fiduciary of Subscriber (as described in Section (o)(2) through (o)(4) of Rule 902 of Regulation
                        S), acting solely in its capacity as holder of such account, as a fiduciary, executor or trustee, and has completed and signed the accompanying Certificate (Exhibit J) and forwarded it to Placement Agent.

         2.13 No Tax Advice From Company. Subscriber has reviewed with his, her or its own tax advisors the foreign, U.S. federal, state and local tax consequences of this investment, and the transactions contemplated by this Agreement. Subscriber is relying solely on such advisors with respect to tax advice and not on any statements or representations of the Company, or any of their agents and understands that Subscriber (and not the Company) shall be responsible for the Subscriber's own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

         2.14 No Legal Advice from Company. Subscriber acknowledges that he, she, or it has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with his, or her or its own legal counsel. Subscriber is relying solely on such counsel with respect to legal advice and not on any statements or representations of the Company, Placement Agent or any of their agents for legal advice with respect to this investment or the transactions contemplated by this Agreement, except for the representations, warranties and covenants set forth herein and in the opinion provided for in paragraph 7.3 herein.

         2.15 Offering Material Statements. Subscriber acknowledges that all offering materials and documents received by it in connection with the offers and sales of the Securities included statements to the effect of those contained in the first full capitalized paragraph of this Agreement.

         2.16 No Scheme to Evade Registration. Subscriber's acquisition of the Securities is not a transaction (or any element of a series of transactions) that is part of a plan or scheme by Subscriber to evade the registration provisions of the Act.

         2.17 Accredited Investor. Subscriber hereby represents and warrants to the Company that it is an accredited investor, as defined in Rule 501 of Regulation D, and has checked the applicable box set forth in Section 20 of this Agreement.

3.       Resales of Securities by Subscriber

         Subscriber acknowledges, covenants and agrees that the Securities may and will only be resold by it (a) in compliance with Regulation S and applicable State Acts, if any; or (b) pursuant to an exemption from registration under the Act other than Regulation S; or (c) pursuant to an effective and current Registration Statement under the Act. In addition, in connection with any resale of the Preferred Stock in accordance with clause (a) or (b), above, the Subscriber shall deliver to the Company and will cause the purchaser to deliver to the Company the following documents:

         3.1. Documents to be Delivered for Offshore Regulation S Resales of Preferred Stock. If the Preferred Stock is being resold offshore in compliance with Regulation S:

                  1. Sales Agreement, executed by Subscriber and Purchaser (substantially in the form of Exhibit K);

                  2. Seller Representation Letter to Offshore Purchaser (substantially in the form of Exhibit L);

                  3. Purchaser Representation Letter (substantially in the form of Exhibit M);

                  4. Assignment Separate from Certificate (substantially in the form of Exhibit N) (or endorsed Certificates); and

                  5. Seller's Instruction Letter (substantially in the form of Exhibit O).

         3.2 Documents to be Delivered for Resales of Preferred Stock Sold Into the United States. If the Preferred Stock is being resold into the United States pursuant to an exemption from registration under the Act other than Regulation S:

                  1. Sales Agreement, executed by both Subscriber and Purchaser (substantially in the form of Exhibit K);

                  2. Seller Representation Letter to U.S. Purchaser (substantially in the form of Exhibit P);

                  3. Purchaser Representation Letter (substantially in the form of Exhibit M);

                  4. Assignment Separate from Certificate (substantially in the form of Exhibit N) (or endorsed Certificates); and

                  5. Seller's Instruction Letter (substantially in the form of Exhibit O).

                  Upon receipt of the executed documents listed above, the Company will effect the transfer of the Preferred Stock on the Company's books and will issue and deliver new Preferred Stock in the purchaser's name (in the case of a resale under Section 3.2, following the Restricted Period, free of any restrictive legend) within three (3) business days of such receipt. The provisions of this Section 3 shall not apply to subsequent resales of Preferred Stock that have previously been sold by Subscriber in compliance with this Section 3, and the Company shall or shall cause the Transfer Agent to remove the legend on any such subsequent resale.

4.       Legends; Subsequent Sale of Securities

         4.1 Preferred Stock Legend. The certificates representing the Preferred Stock shall bear a legend substantially in the form of the first legend set forth on the first page of this Agreement and any other legend or legends as reasonably required to comply with the state, U.S. federal or foreign law.

         4.2 Legend Removal for Margin Purposes or Upon Pledge. Upon the submission, at any time after the forty (40) day Restricted Period, by Subscriber of a written request for legend removal for the purpose of a bona fide pledge or deposit of shares of Preferred Stock with a margin account, together with the certificate(s) representing the Preferred Stock for which restrictive legend removal is being requested and a Certificate substantially in the form of Exhibit Q, the Company shall immediately re-issue the Preferred Stock certificate without any restrictive legend restricting transfer under the Act, and the Company shall instruct its transfer agent (the "Transfer Agent") to do so, assuming that there are no changes in the material facts set forth in
                  Section 2 of this Agreement (other than subsections which by their terms would be inapplicable at such time) or applicable law from the date hereof until the date of such submission, other than changes that are not relevant or material.

                  Except for the requirements otherwise set forth in this Agreement, and assuming there are no changes after the date hereof in the material facts set forth in Sections 2 of this Agreement (other than subsections which by their terms would be inapplicable at such time) or applicable law, other than changes that are not relevant or material, no action other than as set forth in this Section 4.2 shall be required by the Subscriber to remove the restrictive legend (unless such pledge or deposit would constitute a violation of securities law).

         4.3      The Shares Obtained Upon Conversion.

                  (a) No Restrictive Legend. Assuming that there are no changes in the material facts set forth in Section 2 of this Agreement (other than subsections which by their terms would be inapplicable at such time) or applicable law from the date hereof until the Date of Conversion (as that term is defined in the Certificate of Designation) of the Preferred Stock by Subscriber, the Conversion Shares so obtained shall not bear any restrictive legend, nor shall any stop order be placed on the books of the Transfer Agent, provided that the Subscriber delivers to the Company a Notice of Conversion and Resale, substantially in the form attached hereto as Exhibit R (the "Notice of Conversion").

                  (b) Subscriber's Rights in the Event Shares Issued with a Restrictive Legend. In the event that the Company issues Conversion Shares with a restrictive legend upon Conversion by the Subscriber and there have been no changes in the material facts set forth in Section 2 of this Agreement (other than subsections which by their terms would be inapplicable at such time) or applicable law from the date hereof until the Date of Conversion, then Subscriber, at its option, may require the Company immediately to either (i) redeem the Preferred Stock submitted for conversion at the redemption price determined under Section 6(a)(i) of the Certificate of Designation or (ii) demand (without any other Subscriber's participation) that the Company file a registration statement under the Act covering the registration of the Common Stock which has been issued with such restrictive legend and the Common Stock issuable upon conversion of such Subscriber's remaining Preferred Stock then outstanding pursuant to the terms of the Registration Rights Agreement; provided, however, that nothing hereunder shall affect any other Subscriber's rights under the terms of the Registration Rights Agreement.

                  (c) Issuance of Additional Shares. In the event that the applicable Conversion Price, as that term is defined in the Certificate of Designation (the "Resubmission Conversion Price") for (i) the date that such registration statement demanded under Section 4.3(b) above becomes effective, or (ii) the date that the Company re-issues and delivers to Subscriber such Conversion Shares without restrictive legend, whichever is earlier (the "Resubmission Date"), is less than the applicable Conversion Price on the date that the Subscriber initially submitted such Preferred Stock for conversion, then the Company shall issue additional shares of Common Stock to Subscriber equal in number to the difference between the number of Conversion Shares initially issued upon conversion and the number of shares to which the Subscriber would have been entitled had the Resubmission Conversion Price been in effect on such Resubmission Date.

                  (d) Payments for Failure to Register. The Company shall pay to a Subscriber who has demanded registration under
                        Section 4.3(b) an amount equal to five percent (5%) per month of the Original Series A Issue Price (as defined in the Certificate of Designation) of such Subscriber's shares of Preferred Stock which were outstanding immediately prior to the delivery of the Notice of Conversion contemplated under Section 4.3(a), compounded monthly and accruing daily, payable in cash by the fifth
                        (5th) day of the month following such demand and the fifth (5th) day of each month thereafter (i) if a registration statement demanded under Section 4.3(b) is not effective, or (ii) if the Company has not re-issued and delivered to Subscriber Conversion Shares without a restrictive legend, whichever is earlier.

         4.4 Irrevocable Instructions to Transfer Agent. The Company will issue to its Transfer Agent an irrevocable instruction letter ("Irrevocable Instructions to Transfer Agent") (substantially in the form of Exhibit D) to convert the Subscriber's Preferred Stock to Common Stock (in accordance with the Certificate of Designation and, so long as Section 4.3 is complied with, free of any restriction legend) upon receipt of a valid Notice of Conversion from a Subscriber and the certificates representing the Preferred Stock duly endorsed for transfer, and such other documents as may be required by this Agreement or the Certificate of Designation. The Company covenants and agrees that, in the event the Company's agency relationship with its Transfer Agent should be terminated for any reason prior to a date which is three (3) years after the Last Closing, the Company shall immediately appoint a new transfer agent and shall require that such transfer agent execute and agree to be bound by the terms of the same Irrevocable Instructions to Transfer Agent.

5.       Capital Raising Limitations; Rights of First Refusal.

         5.1 Capital Raising Limitations. The Company shall not issue any equity securities or any debt exercisable into equity securities for cash in private capital raising transactions ("Future Offerings") for a period beginning on the date hereof and ending one hundred twenty (120) days after the Last Closing without obtaining the prior written approval of Subscribers holding a majority of the Preferred Stock then outstanding.

         5.2 Subscriber's 180 Day Right of First Refusal. The Company will not conduct any Future Offerings for a period beginning on the date hereof and ending one hundred eighty (180) days after the Last Closing without delivering to the Subscriber, at least seven (7) days prior to the closing of such issuance, written notice describing the proposed issuance and the terms upon which such securities are being issued, and providing the Subscriber the option during such seven (7) day period to purchase the securities being offered in the Future Offerings on the same terms as contemplated by such Future Offerings and in the amount set forth below (the limitations referred to in this and the immediately preceding subsection are collectively referred to as the "Capital Raising Limitation").

         5.3 Amount of Subscriber's Right of First Refusal. The amount of securities which a Subscriber is entitled to purchase in such a Future Offering shall be a number obtained by multiplying the aggregate amount of securities being offered in the Future Offering by a fraction, the numerator of which is the purchase price of the Preferred Stock purchased by the Subscriber pursuant to this Agreement and the denominator of which is the aggregate dollar amount of Preferred Stock placed in this Offering.

         5.4 Exceptions to the Capital Raising Limitation. The Capital Raising Limitation shall not apply to any transaction involving the Company's commercial banking arrangements or issuances of securities in connection with a merger, consolidation or purchase or sale of assets, or in connection with or as part of the same transaction as a joint venture or other acquisition or disposition of a business, a product or a license by the Company or exercise of options by employees, consultants or directors or any transaction with a strategic corporate partner. The Capital Raising Limitation also shall not apply to the issuance of securities upon exercise or conversion of the Company's options, warrants or other convertible securities outstanding as of the date of the Last Closing or to the grant of additional options or warrants, or the issuance of additional securities, under any Company stock option, or restricted stock plan.

                  Additionally, the Capital Raising Limitation shall not apply to any registered public offerings undertaken by the Company.

6.       Representations and Warranties of Company.

         The Company hereby makes the following representations and warranties to the Subscribers (which shall be true at the signing of this Agreement, as of Closing, and as of any such later date as contemplated hereunder) and agrees with the Subscribers that:

         6.1 Organization, Good Standing, and Qualification. The Company is a corporation validly existing and in good standing under the laws of the State of Arizona, USA and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on the business or properties of the Company and its subsidiaries taken as a whole. The Company is not the subject of any material pending or, to its knowledge, threatened investigation or administrative or legal proceeding by the Internal Revenue Service, the taxing authorities of any state or local jurisdiction, or the Securities and Exchange Commission which have not been disclosed in the Disclosure Documents referred to in Section 2.2 above.

         6.2 Corporate Condition. The Company's condition was, in all material respects, as described in the Disclosure Documents, including without limitation the reports filed pursuant to the Exchange Act and described in Section 2.2 as of the dates of such reports, including Company's stated risk factors ("Risk Factors"). There have been no material adverse changes to the Company's business, financial condition, or prospects since the date of such reports. The Disclosure Documents are true and correct in all material respects, and the financial statements contained in the Disclosure Documents (except as otherwise permitted by Regulation S-X of the Exchange Act) have been prepared in accordance with generally accepted accounting principles, consistently applied, and fairly present the consolidated financial condition of the Company as of the dates of the balance sheets included therein and the consolidated results of its operations and cash flows for the period then ended. Without limiting the foregoing, there are no material liabilities, contingent or actual, that are not disclosed in the Disclosure Documents (other than liabilities incurred by the Company in the ordinary course of its business, consistent with its past practice, after the period covered by the Disclosure Documents). The Company has paid all material taxes which are due, except for taxes which it reasonably disputes. There is no material claim, litigation, or administrative proceeding pending or, to the best of the Company's knowledge, threatened against the Company, except as disclosed in the Disclosure Documents. This Agreement and the Disclosure Documents do not contain any untrue statement of a material fact and do not omit to state any material fact required to be stated therein or herein necessary to make the statements contained therein or herein not misleading in the light of the circumstances under which they were made.

         6.3 Authorization. All corporate action on the part of the Company by its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement, the performance of all obligations of the Company hereunder and the authorization, issuance and delivery of the Preferred Stock being sold hereunder and issuance (and reservation for issuance) of the Common Stock obtainable on conversion of the Preferred Stock have been taken, and this Agreement, the Certificate of Designation, the Irrevocable Instructions to Transfer Agent and the Registration Rights Agreement constitute valid and legally binding obligations of the Company, enforceable in accordance with their terms. Company has obtained all consents and approvals required for it to execute, deliver and perform this Agreement.

                  Company is not in violation of, or default under, any provisions of its Articles of Incorporation or Bylaws as amended and in effect on and as of the date of this Agreement, or of any material provision of any written instrument or contract to which it is a party or by which it is bound or of any material provision of any federal or state judgment, writ, decree, order, statute, rule or governmental regulation applicable to the Company, except when such violation would not have a material effect on the Company or on the transaction contemplated hereby.

                  The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in any material violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a material default under any such provision, instrument or contract or an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company.

         6.4 Valid Issuance of Preferred Stock and Common Stock. The Preferred Stock, when issued, sold and delivered in accordance with the terms hereof, for the consideration expressed herein, will be validly issued, fully paid and nonassessable and, based in part upon the representations of the Subscriber in this Agreement, will be issued in compliance with all applicable U.S. federal and state securities laws. The Common Stock issuable upon conversion of the Preferred Stock when issued in accordance with the terms of the Certificate of Designation shall be duly and validly issued and outstanding, fully paid and nonassessable, and based in part on the representations and warranties of Subscriber of the Preferred Stock, will be issued in compliance with all applicable U.S. federal and state securities laws. The Preferred Stock and the Conversion Shares will be issued free of any preemptive rights. The Company currently has Three Million (3,000,000) Conversion Shares reserved for issuance upon conversion of the Preferred Stock.

         6.5 Current Public Information; Company's Eligibility to Use Form S-1 or Form SB-1. The Company represents and warrants to the Subscriber that the Company is a "Reporting Issuer" as defined in Rule 902(l) of Regulation S and it has a class of securities registered under Section 12(b) or 12(g) of the Exchange Act or is required to file reports pursuant to
                  Section 13 or 15(d) of the Exchange Act, and has filed all the materials required to be filed as reports pursuant to the Exchange Act for a period of at least twelve (12) months preceding the date hereof (or for such shorter period as the Company was required by law to file such material), and all such filings have been made on a timely basis. The Company undertakes to furnish the Subscriber with copies of such publicly disclosable information as may be reasonably requested by the Subscriber prior to consummation of this Offering and thereafter as long as the Subscriber holds the Securities. The Company is eligible to use Form S-1 or Form SB-2 for the registration of the resale of the Common Stock obtainable upon conversion of the Preferred Stock and agrees to use its best efforts to maintain such eligibility.

         6.6 No Securities Offered in U.S. or to any U.S. Person. Based, in part, upon the representations and warranties of the Subscribers in their respective Subscription Agreements, the Company represents that it has not offered the Preferred Stock to the Subscriber in the U.S., or to any person in the United States, or any U.S. Person (as defined in Regulation S).

         6.7 No Directed Selling Efforts in Regard to this Transaction. Neither the Company nor, to the best knowledge of the Company, any distributor participating in the Offering, nor any person acting for the Company or any such distributor, has conducted any "directed selling efforts" in the United States as the term "directed selling efforts" is defined in Rule 902 of Regulation S, which in general, means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities being offered. Such activity includes, without limitation, the mailing of printed material to investors residing in the United States, the holding of promotional seminars in the United States, and the placement of advertisements with radio or television stations broadcasting in the United States or in publications with a general circulation in the United States, which discuss the offering of the Securities.

         6.8 Capitalization Structure of the Company. The capitalization of Company, as of the date of the Closing, after giving effect to the issuance of the Preferred Stock, is as set forth in Exhibit G.

         6.9 Termination Date of Offering. In no event shall the Last Closing of a sale of a Preferred Stock occur later than June 30, 1996, which date can be extended by up to ten (10) days upon written approval by the Company and Placement Agent.

         6.10 Use of Proceeds. As of the date hereof, the Company expects to use the proceeds from this Offering (less fees and expenses) for the purposes and in the approximate amounts set forth in Exhibit H hereto. These purposes and amounts are estimates and are subject to change.

         6.11 Intellectual Property. The Company has valid patents, trademarks, trademark registration applications, trade names, copyrights, know-how, technology and other intellectual property necessary to the conduct of its business, as set forth in Schedule IP-1. The Company also has trade secrets necessary to the conduct of its business which are necessarily secret and cannot be disclosed to Subscribers.

                  The Company has been granted licenses or has been assigned or has otherwise had transferred to it from other persons or entities the use of patents, trademarks, trademarks registrations, trade names, copyrights, know-how, technology and/or other intellectual property necessary to the conduct of its business as set forth in Schedule IP-2.

                  To the best of the Company's knowledge, the Company is not infringing on the intellectual property rights of any third party, nor is any third party infringing on the Company's intellectual property rights except Maxi Switch, Inc. and its affiliates Silitek Corporation and Lite-On Peripheral, Inc. and Data Share Interex; and there are no restrictions in any agreements, licenses, franchises, or other instruments that are necessary for the conduct of the Company's business as presently conducted or as planned to be conducted in the future.

         6.12 Underwriter's Fees and Rights of First Refusal. The Company is not obligated to pay any compensation or other fees, costs or related expenditures in cash or securities to any underwriter, broker, agent or other representative other than the Placement Agent in connection with this Offering. The Company is not obligated to offer the securities offered hereunder on a right of first refusal basis or otherwise to any third parties including, but not limited to, current or former shareholders of the Company, underwriters, brokers, agents or other third parties.

7.       Covenants of Company.

         7.1      Independent Auditors. The Company shall, until at least three
                  (3) years after the date of the Last Closing, maintain as its independent auditors an accounting firm authorized to practice before the SEC.

         7.2 Corporate Existence and Taxes. The Company shall, until at least the earlier of the date that is three (3) years or the conversion or redemption of the Preferred Stock purchased pursuant to this Agreement, maintain its corporate existence in good standing (provided, however, that the foregoing covenant shall not prevent the Company from entering into any merger or corporate reorganization as long as the surviving entity in such transaction, if not the Company, assumes the Company's obligations with respect to the Preferred Stock and has Common Stock listed for trading on a stock exchange or on NASDAQ and is a "Reporting Issuer" assuming that the Company met those requirements on the date of such merger or reorganization) and shall pay all its taxes when due except for taxes which the Company disputes.

         7.3 Opinion of Counsel. Subscriber shall, upon purchase of the Preferred Stock, receive an opinion letter from outside counsel to the Company, substantially in the form attached hereto as Exhibit C, to the effect that (i) the Company is validly existing under the laws of Arizona; (ii) this Agreement, the Certificate of Designation, the Irrevocable Instructions to Transfer Agent, the Escrow Agreement, the Registration Rights Agreement, the issuance of the Preferred Stock, and the issuance of the Common Stock upon conversion of the Preferred Stock (and the reservation of a sufficient number of shares of Common Stock into which the Preferred Stock can be converted) have been duly authorized by all required corporate action, and that all such Conversion Shares, upon delivery, shall be validly issued and outstanding, fully paid and nonassessable; (iii) this Agreement, the Certificate of Designation, the Irrevocable Instructions to Transfer Agent, the Escrow Agreement and the Registration Rights Agreement constitute valid and binding obligations of the Company, enforceable in accordance with their terms, except as enforceability of any indemnification provisions may be limited by principles of public policy, and subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of laws governing specific performance and other equitable remedies;
                  (iv) based upon the representations and warranties of the Subscribers contained in the Regulation S Subscription Agreements entered into in connection with the Offering, the issuance of the Preferred Stock has been effected in compliance with Regulation S, and the issuance of the Conversion Shares upon conversion of the Preferred Stock in accordance with their terms by the Holders of the Preferred Stock (assuming that no commission or other remuneration is paid or given, directly or indirectly, for soliciting such conversion) will not be subject to the registration provisions of the Act; and (v) the execution, delivery and performance of this Agreement, the Irrevocable Instructions to Transfer Agent, the Escrow Agreement and the Registration Rights Agreement do not conflict with or result in a breach of the Company's articles, charter, by-laws or to the best of Counsel's knowledge to any agreement to which the Company is a party or by which its property is bound or any judgment or decree to which it is subject.

         7.4 Registration Rights. The Company will grant Subscriber the registration rights covering the Common Stock issuable on conversion of the Preferred Stock on the terms of the Registration Rights Agreement (substantially in the form of Exhibit B). On or before August 31, 1996, the Company shall file a registration statement ("Registration Statement") on Form S-1 or Form SB-2 (or other suitable form, at the Company's discretion but subject to the reasonable approval of the Subscribers), covering the resale of all shares of the Common Stock obtainable upon the conversion of the Preferred Stock. The Company shall use its best efforts to have the Registration Statement declared effective by October 31, 1996. Notwithstanding the above, Subscriber shall be entitled to convert its Preferred Stock into unlegended Common Stock in accordance with the terms hereof and of the Certificate of Designation and to sell the Common Stock prior to the effectiveness of the Registration Statement.

         7.5 Notification of Final Closing Date & Restricted Period by Company. Within five (5) business days after the Last Closing, the Company shall notify the Subscriber in writing that the Last Closing has occurred, the date of the Last Closing, the date upon which the forty (40) day Restricted Period will terminate with respect to the Securities, the dates that the subscribers are entitled to convert the respective portions of their Preferred Stock, the value of the Fixed Conversion Price, as that term is defined in the Certificate of Designation, and the name and telephone number of an administrative contact person at the Company whom the Subscriber may contact regarding information related to conversion of the Preferred Stock and/or advance notice of redemption as contemplated by the Certificate of Designation.

         7.6 Payments for Late Conversion or Failure to Reserve Authorized but Unissued Common Stock.

                  (a) Payments for Late Conversion. As set forth in the Certificate of Designation, the Company, no later than the close of business on the second (2nd) business day after the Subscriber has fulfilled all conditions and submitted all necessary documents, duly executed and in proper form, required for conversion (the "Deadline") (including original certificates), shall use its best efforts to issue and surrender to a common courier for either overnight or (if delivery is outside the United States) two (2) day delivery to the holder of Series A Preferred Stock ("Holder") at the address of the Holder on the books of the Company, a certificate or certificates for the number of Conversion Shares to which the Holder shall be entitled upon submission of a notice of conversion. The Company understands that a delay in the issuance of the Conversion Shares beyond the Deadline could result in economic loss to the Holder. As compensation to the Holder for such loss, the Company agrees to pay Holder for late issuance of Conversion Shares upon Conversion in accordance with the following schedule (where "No. Business Days Late" is defined as the number of business days beyond five (5) business days from the date of receipt by the Company of a notice of conversion and the Transfer Agent of all necessary documentation duly executed and in proper form required for conversion, including the original certificate representing the Preferred Stock to be converted, all in accordance with the subscription documents and the requirements of the Transfer Agent):

                                                      Late Payment
                                                   For Each Preferred
                  No. Business Days Late         Share Being Converted
                  ----------------------         ---------------------

                           1                             $50
                           2                             $100
                           3                             $150
                           4                             $200
                           5                             $250
                           6                             $300
                           7                             $350
                           8                             $400
                           9                             $450
                           10                            $500
                          >10                            $500 + $50 for each
                  Business Day Late beyond 10 days

                        The Company shall pay any late payments to Holder incurred under this Section by check within seven (7) business days from the date of issuance of Conversion Shares. Nothing herein shall limit the Holder's right to pursue actual damages for the Company's failure to issue and deliver shares of Common Stock to the Subscriber in accordance with the terms of the Certificate of Designation.

                  (b) Payments for Failure to Reserve Authorized but Unissued Common Stock. If, at any time a Holder of Preferred Stock submits a Notice of Conversion (as defined in the Certificate of Designation) and the Company does not have sufficient authorized but unissued shares of Common Stock available to effect, in full, a conversion of the Series A Preferred Stock under Section 5 of the Certificate of Designation (a "Conversion Default", the date of such default being referred to herein as the "Conversion Default Date"), the Company shall issue to the Holder all of the shares of Common Stock which are available, and the Notice of Conversion as to any shares of Series A Preferred Stock requested to be converted but not converted (the "Unconverted Preferred Shares") shall become null and void. The Company shall provide notice of such Conversion Default ("Notice of Conversion Default") to all Holders of outstanding Preferred Stock, by facsimile, within one (1) business day of such default (with the original delivered by overnight or two
                        (2) day courier). No Holder may submit a Notice of Conversion after receipt of a Notice of Conversion Default until the date additional shares of Common Stock are authorized by the Company.

                        The Company agrees to pay to all Holders of outstanding Preferred Stock payment ("Conversion Default Payments") for a Conversion Default in the amount of (N/365) X .24 X the initial issuance price of the outstanding Preferred Stock held by each Holder where N = the number of days from the Conversion Default Date to the date (the "Authorization Date") that the Company authorizes a sufficient number of shares of Common Stock to effect conversion of all remaining shares of Preferred Stock. The Company shall send notice ("Authorization Notice") via facsimile, with a copy by overnight or two (2) day courier, to all Holders of outstanding Preferred Stock that additional shares of Common Stock have been authorized, the Authorization Date and the amount of Holder's accrued Conversion Default Payments. The accrued Conversion Default Payments for each calendar month shall be paid in cash or shall be convertible into Common Stock at the Conversion Rate, at the Holder's option, payable as follows: (i) in the event Holder elects to take such payment in cash, cash payments shall be made to each Holder of outstanding Preferred Stock by the seventh
                        (7th) day of the following calendar month or (ii) in the event Holder elects to take such payment in stock, the Holder may convert such payment amount into Common Stock at the Conversion Rate at any time after the seventh
                        (7th) day of the calendar month following the month the Authorization Notice was received, until the automatic conversion date set forth in the Certificate of Designation. The Company will use its best efforts to increase the number of authorized shares as soon as practicable following the Conversion Default.

                        Nothing herein shall limit Holder's right to pursue actual damages for the Company's failure to maintain a sufficient number of authorized shares of Common Stock.

         7.7 Listing. The Company shall use its best efforts to maintain the listing of the shares of Common Stock on NASDAQ-Small Cap Market or National Market System or another national securities exchange or quotation system.

8.       Governing Law.

         This Agreement shall be governed by and construed in accordance with the laws of the State of Arizona, U.S.A., applicable to agreements made in and wholly to be performed in that jurisdiction, except for matters arising under the Act or the Exchange Act which matters shall be construed and interpreted in accordance with such laws. Any action brought to enforce, or otherwise arising out of, this Agreement shall be heard and determined only in either a federal or state court sitting in the County of Maricopa in the State of Arizona, U.S.A.

9.       Entire Agreement; Written Amendments Required.

         This Agreement, the Certificate of Designation, the Irrevocable Instructions to Transfer Agent, the Preferred Stock certificates, the Registration Rights Agreement and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof, and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.

10.      Written Notices, Etc.

         Any notice, demand or request required or permitted to be given by the Company or the Subscriber pursuant to the terms of this Agreement shall be in writing and shall be deemed given when delivered personally, or by facsimile (with a hard copy to follow by two (2) day courier), addressed to the parties at the addresses and/or facsimile telephone number of the parties set forth at the end of this Agreement or such other address as a party may request by notifying the other in writing.

11.      Execution in Counterparts Permitted.

         This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one (1) instrument.

12.      Representations and Warranties Survive the Closing; Agreement is
         Severable.

         The Subscriber's and the Company's representations and warranties shall survive the closing of the transaction notwithstanding any due diligence investigation made by or on behalf of the party seeking to rely thereon. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any party.

13.      Titles and Subtitles; Gender.

         The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. The use in this Agreement of a masculine, feminine or neither pronoun shall be deemed to include a reference to the others.

14.      Exact Registered Name of Security  Holder; Offshore Delivery
         Instructions.

         Subscriber agrees to provide Company with the exact name in which he, she or it wishes the Securities to be registered by providing that information on the accompanying signature page of this Agreement. Additionally, Subscriber also agrees to provide Company with detailed delivery instructions to an offshore addressee and will also provide that information on the accompanying signature page of this Agreement.

15.      Subscriber to Forward Original Signed Subscription Agreement to
         Company.

         Subscriber agrees to courier to Company his, her or its original inked signed Subscription Agreement within two (2) days after faxing said signed agreement to Placement Agent.

16.      Limitations of Assignment.

         Neither party to this Agreement may assign this Agreement without the written consent of the other (which may be withheld for any reason); provided, however, that Subscriber may assign its rights to any accredited investor who is a non-U.S. person controlled by, controlling or under common control with the Subscriber or to any other accredited investor who is a non-U.S. person to which it transfers Securities. Further, this provision does not limit the Subscriber's right to transfer the Securities pursuant to the terms of the Certificate of Designation and this Agreement.

17.      Subscription and Wiring Instructions; Irrevocability.

         (a) Subscriber shall send its signed Subscription Agreement by facsimile to Placement Agent at (770) 640-7150, and send its subscription funds by wire transfer, to the Escrow Agent as follows:

                    First Union National Bank of Georgia
                    Attn:  Rick Schaal
                    Corporate Trust Administration
                    999 Peachtree Street, N.E., Suite 1100
                    Atlanta, Georgia  30309
                    Fax:  404-827-7305

                    ABA Number: 053000219
                    Account Number:  465946
                    Attn:  Claire Moore
                    REFERENCE:
                    ACCT NAME:  SC&T International, Inc./Swartz Investments, LLC
                    ACCT: 3072233194
                    CONTACT:  Nicole Stefanini
                    Telephone:  404-827-7326

                    SWIFT Code:  FUNBUS33

         (b) The Subscriber hereby acknowledges and agrees, subject to the provisions of any applicable laws providing for the refund of subscription amounts submitted by the Subscriber, that this Agreement is irrevocable and that the Subscriber is not entitled to cancel, terminate or revoke this Agreement; provided, however, that if the conditions to Closing are not satisfied or if the Disclosure Documents are discovered prior to Closing to contain statements which are materially inaccurate, or omit statements of material fact, the Subscriber may revoke or cancel this Agreement.

         (c) This Agreement shall be accepted by the Company when the Company countersigns this Agreement. The Subscriber hereby confirms that the Company has full right in its sole discretion to accept or reject the subscription of the Subscriber, in whole or in part, provided that, if the Company decides to reject such subscription, the Company must do so promptly and in writing. In the case of rejection, the Company will promptly return any rejected payments and (if rejected in whole) copies of all executed subscription documents (including without limitation this Agreement) to Subscriber (with any earned interest).

18.      Indemnification.

         The Company agrees to indemnify and hold harmless Subscriber and Placement Agent and each of their officers, directors, employees and agents, and each person who controls Subscriber or Placement Agent within the meaning of the Act or the Exchange Act (each, a "Subscriber Indemnified Party") against any losses, claims, damages or liabilities, joint or several, to which it, they or any of them, may become subject and not otherwise reimbursed arising from or due to any untrue statement of a material fact or the omission to state any material fact required to be stated in order to make the statements not misleading in any representation or warranty made by the Company contained in this Agreement or in any statements contained in the Disclosure Documents.

         The Subscriber agrees to indemnify and hold harmless Company and each of its officers, directors, employees and agents, and each person who controls Company within the meaning of the Act or the Exchange Act (each, a "Company Indemnified Party") (a Subscriber Indemnified Party or a Company Indemnified Party may be hereinafter referred to singularly as "Indemnified Party") against any losses, claims, damages or liabilities, joint or several, to which it, they or any of them, may become subject and not otherwise reimbursed arising from or due to any untrue statement of a material fact or the omission to state any material fact required to be stated in order to make the statements not misleading in any representation or warranty made by the Subscriber contained in this Agreement.

         Promptly after receipt by an Indemnified Party of notice of the commencement of any action pursuant to which indemnification may be sought, such Indemnified Party will, if a claim in respect thereof is to be made against the other party (hereinafter "Indemnitor") under this Section 18, deliver to the Indemnitor a written notice of the commencement thereof and the Indemnitor shall have the right to participate in and to assume the defense thereof with counsel reasonably selected by the Indemnitor, provided, however, that an Indemnified Party shall have the right to retain its own counsel, with the reasonably incurred fees and expenses of such counsel to be paid by the Indemnitor, if representation of such Indemnified Party by the counsel retained by the Indemnitor would be inappropriate due to actual or potential conflicts of interest between such Indemnified Party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the Indemnitor within a reasonable time of the commencement of any such action, if prejudicial to the Indemnitor's ability to defend such action, shall relieve the Indemnitor of any liability to the Indemnified Party under this Section 18, but the omission to so deliver written notice to the Indemnitor will not relieve it of any liability that it may have to any Indemnified Party other than under this
Section 18 to the extent it is prejudicial.

                           [Intentionally Left Blank]

19.      Amount.   The undersigned hereby subscribes for 100 shares of
Preferred Stock, (at $10,000 per share) and pays herewith funds in the amount of One Million U.S Dollars ($1,000,000 U.S.).

20.      Accredited Investor.  The Subscriber is (check applicable box):

         (a) [X] a corporation, business trust, or partnership not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000.

         (b) [ ] any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person who has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment.

         (c) [ ] an individual, who

             [ ] is a director, executive officer or general partner of the issuer of the securities being offered or sold or a director, executive officer or general partner of a general partner of that issuer.

             [ ] has an individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeding $1,000,000.

             [ ] had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year.

             [ ] none of the above.

         (d) [ ] an entity each equity owner of which is an entity described in a - b above or is an individual who could check one (1) of the first three (3) boxes under subparagraph (c) above.

         The undersigned acknowledges that this Agreement and the subscription represented hereby shall not be effective unless accepted by the Company as indicated below.


Dated this 14th day of June, 1996.


 /s/                                       CAPITAL VENTURES INTERNATIONAL
-----------------------------------        --------------------------------
      Your Signature                       EXACT NAME IN WHICH YOU WANT
                                           THE SECURITIES TO BE REGISTERED
                                           (Please Print Exact Registered Name)


Johann H. Koehne                           OFFSHORE DELIVERY INSTRUCTIONS:
-----------------------------------        --------------------------------
Name: Please Print                         Please type or print address where
                                           your security is to be delivered

Managing Director                          ATTN.: Merrill Lynch International
-----------------------------------        --------------------------------
Title/Representative Capacity
(if applicable)


Susquehanna Securities Trading GmbH        25 Ropemaker Street
-----------------------------------        --------------------------------
Name of Company You Represent              Street Address
(if applicable)

Frankfurt/Main Germany                     London England
-----------------------------------        --------------------------------
Place of Execution of this Agreement       City, State or Province,
                                           Country, Offshore Postal Code


                                           44-171-867-2376
                                           --------------------------------
                                           Phone Number (For Federal
                                           Express) and Fax Number (re:
                                           Notice)


         THIS SUBSCRIPTION IS ACCEPTED BY THE COMPANY ON THE 17TH DAY OF JUNE, 1996.


                               SC&T INTERNATIONAL, INC.

                               By:      /s/
                                       ---------------------------------------
                               Name:    Timothy J. Stocker
                               Title:   Vice President of Finance

                          CERTIFICATE OF DESIGNATION OF
                            SERIES A PREFERRED STOCK

                                       OF

                            SC&T International, Inc.


It is hereby certified that:

         1. The name of the Company (hereinafter called the "Company") is SC&T International, Inc., an Arizona corporation.

         2. The certificate of incorporation of the Company authorize the issuance of Five Million (5,000,000) shares of preferred stock, $.01 par value per share, and expressly vests in the Board of Directors of the Company the authority provided therein to issue any or all of said shares in one (1) or more series and by resolution or resolutions to establish the designation and number and to fix the relative rights and preferences of each series to be issued.

         3. The Board of Directors of the Company, pursuant to the authority expressly vested in it as aforesaid, has duly adopted as of June 10, 1996, the following resolutions creating a Series A issue of Preferred Stock:

         RESOLVED, that One Thousand Fifty-one (1,051) of the Five Million (5,000,000) authorized shares of Preferred Stock of the Company shall be designated Series A Preferred Stock, $.01 par value per share, and shall possess the rights and preferences set forth below:

         Section 1. Designation and Amount. The shares of such series shall have a par value of $.01 per share and shall be designated as Series A Preferred Stock (the "Series A Preferred Stock") and the number of shares constituting the Series A Preferred Stock shall be One Thousand Fifty-one (1,051). The Series A Preferred Stock shall be offered at a purchase price of Ten Thousand Dollars ($10,000) per share (the "Original Series A Issue Price"), with an eight percent (8%) per annum accretion rate as set forth herein.

         Section 2. Rank. The Series A Preferred Stock shall rank: (i) junior to any other class or series of capital stock of the Company hereafter created specifically ranking by its terms senior to the Series A Preferred Stock (collectively, the "Senior Securities"); (ii) prior to all of the Company's Common Stock, $.01 par value per share ("Common Stock"); (iii) prior to any class or series of capital stock of the Company hereafter created not specifically ranking by its terms senior to or on parity with any Series A Preferred Stock of whatever subdivision (collectively, with the Common Stock, "Junior Securities"); and (iv) on parity with any class or series of capital stock of the Company hereafter created specifically ranking by its terms on parity with the Series A Preferred Stock ("Parity Securities") in each case as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (all such distributions being referred to collectively as "Distributions").

         Section 3. Dividends. The Series A Preferred Stock will bear no dividends, and the holders of the Series A Preferred Stock ("Holders") shall not be entitled to receive dividends on the Series A Preferred Stock.

         Section 4. Liquidation Preference.

                  (a) In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the Holders of shares of Series A Preferred Stock shall be entitled to receive, immediately after any distributions to Senior Securities required by the Company's Certificate of Incorporation or any certificate of designation, and prior in preference to any distribution to Junior Securities but in parity with any distribution to Parity Securities, an amount per share equal to the sum of (i) the Original Series A Issue Price for each outstanding share of Series A Preferred Stock and (ii) an amount equal to eight percent (8%) of the Original Series A Issue Price per annum for the period that has passed since the date that, in connection with the consummation of the purchase by Holder of shares of Series A Preferred Stock from the Company, the escrow agent first had in its possession funds representing full payment for the shares of Series A Preferred Stock (such amount being referred to herein as the "Premium"). If upon the occurrence of such event, and after payment in full of the preferential amounts with respect to the Senior Securities, the assets and funds available to be distributed among the Holders of the Series A Preferred Stock and Parity Securities shall be insufficient to permit the payment to such Holders of the full preferential amounts due to the Holders of the Series A Preferred Stock and the Parity Securities, respectively, then the entire assets and funds of the Company legally available for distribution shall be distributed among the Holders of the Series A Preferred Stock and the Parity Securities, pro rata, based on the respective liquidation amounts to which each such series of stock is entitled by the Company's Certificate of Incorporation and any certificate(s) of designation relating thereto.

                  (b) Upon the completion of the distribution required by subsection 4(a), if assets remain in this Company, they shall be distributed to holders of Junior Securities in accordance with the Company's Certificate of Incorporation including any duly adopted certificate(s) of designation.

                  (c) At each Holder's option, a sale, conveyance or disposition of all or substantially all of the assets of the Company or the effectuation by the Company of a transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Company is disposed of shall be deemed to be a liquidation, dissolution or winding up within the meaning of this Section 4; provided further that an event described in the prior clause that the Holder does not elect to treat as a liquidation and a consolidation, merger, acquisition, or other business combination of the Company with or into any other company or companies shall not be treated as a liquidation, dissolution or winding up within the meaning of this Section 4, but instead shall be treated pursuant to Section 5(f) hereof.

                  (d) In the event that, immediately prior to the closing of a transaction described in Section 4(c) which would constitute a liquidation event, the cash distributions required by Section 4(a) or Section 6 have not been made, the Company shall either: (i) cause such closing to be postponed until such cash distributions have been made, or (ii) cancel such transaction, in which event the rights of the Holders of Series A Preferred Stock shall be the same as existing immediately prior to such proposed transaction.

         Section 5. Conversion. The record Holders of this Series A Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

                  (a) Right to Convert. Each record Holder of Series A Preferred Stock shall be entitled (at the times and in the amounts set forth below) and subject to the Company's right of redemption set forth in Section 6(a), at the office of the Company or any transfer agent for the Series A Preferred Stock (the "Transfer Agent"), to convert (in multiples of one (1) share of Preferred Stock) as follows: (x) up to one-third (1/3) of the shares of Series A Preferred Stock initially issued to such Holder at any time beginning sixty (60) days following the date of the last closing of a purchase and sale of Series A Preferred Stock that occurs pursuant to the offering of the Series A Preferred Stock by the Company (the "Last Closing Date") and at any time thereafter, (y) up to an additional one-third (1/3) of the shares of Series A Preferred Stock initially issued to such Holder at any time beginning ninety (90) days following the Last Closing Date and at any time thereafter, and (z) all remaining Series A Preferred Stock held by such Holder at any time beginning one hundred twenty
(120) days following the Last Closing Date (each of the time periods referenced in subclauses (x), (y) and (z) is hereinafter referred to singularly as a "Conversion Gate") at the office of the Company or any Transfer Agent for the Series A Preferred Stock, into that number of fully-paid and non-assessable shares of Common Stock of the Company calculated in accordance with the following formula (the "Conversion Rate"):

         Number of shares issued upon conversion of one (1) share of Series A Preferred Stock =

                         (.08) (N/365) (10,000) + 10,000
                         -------------------------------
                                Conversion Price

         where,

         o N = the number of days between (i) the date that, in connection with the consummation of the initial purchase by Holder of shares of Series A Preferred Stock from the Company, the escrow agent first had in its possession funds representing full payment for the shares of Series A Preferred Stock for which conversion is being elected, and (ii) the applicable Date of Conversion (as defined in Section 5(c)(iv) below) for the shares of Series A Preferred Stock for which conversion is being elected, and

         o Conversion Price = the lesser of (x) $ 7.75 (the "Fixed Conversion Price"), or (y) 85% of the average Closing Bid Price, as that term is defined below, of the Company's Common Stock for the ten (10) trading days immediately preceding the Date of Conversion, as defined below (the "Variable Conversion Price").

         For purposes hereof, the term "Closing Bid Price" shall mean the closing bid price on the Nasdaq Small Cap Market, or if no longer traded on the Nasdaq Small Cap Market, the closing bid price on the principal national securities exchange or the National Market System on which the Common Stock is so traded and if not available, the mean of the high and low prices on the principal national securities exchange or the National Market System on which the Common Stock is so traded.

                  (b) Mechanics of Conversion. In order to convert Series A Preferred Stock into full shares of Common Stock, the Holder shall (i) fax, on or prior to 11:59 p.m., Phoenix, Arizona time (the "Conversion Notice Deadline") on the date of conversion, a copy of the fully executed notice of conversion ("Notice of Conversion") to the Company at the office of the Company or its designated transfer agent (the "Transfer Agent") for the Series A Preferred Stock stating that the Holder elects to convert, which notice shall specify the date of conversion, the number of shares of Series A Preferred Stock to be converted, the applicable conversion price and a calculation of the number of shares of Common Stock issuable upon such conversion (together with a copy of the front page of each certificate to be converted) and (ii) surrender to a common courier for delivery to the office of the Transfer Agent, the original certificates representing the Series A Preferred Stock being converted (the "Preferred Stock Certificates"), duly endorsed for transfer; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless either the Preferred Stock Certificates are delivered to the Transfer Agent as provided above, or the Holder notifies the Company or its Transfer Agent that such certificates have been lost, stolen or destroyed (subject to the requirements of subparagraph (i) below). Upon receipt by Company of a facsimile copy of a Notice of Conversion, Company shall immediately send, via facsimile, a confirmation of receipt of the Notice of Conversion to Holder which shall specify that the Notice of Conversion has been received and the name and telephone number of a contact person at the Company whom the Holder should contact regarding information related to the Conversion. In the case of a dispute as to the calculation of the Conversion Rate, the Company shall promptly issue to the Holder the number of Shares that are not disputed and shall submit the disputed calculations to its outside accountant via facsimile within three (3) days of receipt of Holder's Notice of Conversion. The Company shall cause the accountant to perform the calculations and notify Company and Holder of the results no later than ninety-six (96) hours from the time it receives the disputed calculations. Accountant's calculation shall be deemed conclusive absent manifest error.

                           (i) Lost or Stolen Certificates. Upon receipt by the
Company of evidence of the loss, theft, destruction or mutilation of any Preferred Stock Certificates representing shares of Series A Preferred Stock, and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Company, and upon surrender and cancellation of the Preferred Stock Certificate(s), if mutilated, the Company shall execute and deliver new Preferred Stock Certificate(s) of like tenor and date. However, Company shall not be obligated to re-issue such lost or stolen Preferred Stock Certificates if Holder contemporaneously requests Company to convert such Series A Preferred Stock into Common Stock.

                           (ii) Delivery of Common Stock Upon Conversion.
Subject to paragraph 5(b) hereof, no later than the close of business on the second (2nd) business day (the "Deadline") after receipt by the Company or the Transfer Agent of a facsimile copy of a Notice of Conversion and receipt by Company or the Transfer Agent of all necessary documentation duly executed and in proper form required for conversion, including the receipt by the Transfer Agent of the original Preferred Stock Certificates to be converted (or after provision for security or indemnification in the case of lost or destroyed certificates, if required), the Company shall or shall cause the Transfer Agent to (as applicable) issue and surrender to a common courier for either overnight or (if delivery is outside the United States) two (2) day delivery to the Holder at the address of the Holder as shown on the stock records of the Company a certificate for the number of shares of Common Stock to which the Holder shall be entitled as aforesaid.

                           (iii) No Fractional Shares. If any conversion of the
Series A Preferred Stock would create a fractional share of Common Stock or a right to acquire a fractional share of Common Stock, such fractional share shall be disregarded and the number of shares of Common Stock issuable upon conversion, in the aggregate, shall be the next lower number of shares.

                           (iv) Date of Conversion. The date on which conversion
occurs (the "Date of Conversion") shall be deemed to be the date set forth in such Notice of Conversion, provided (i) that the advance copy of the Notice of Conversion is faxed to the Company before 11:59 p.m., Phoenix, Arizona time, on the Date of Conversion, and (ii) that the original Preferred Stock Certificates representing the shares of Series A Preferred Stock to be converted are surrendered by depositing such certificates with a common courier, as provided above, and received by the Transfer Agent within five (5) business days after the Date of Conversion. The person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record Holder or Holders of such shares of Common Stock on the Date of Conversion. If the original Preferred Stock Certificates representing the Series A Preferred Stock to be converted are not received by the Transfer Agent within five (5) business days after the Date of Conversion or if the facsimile of the Notice of Conversion is not received by the Company or its designated Transfer Agent prior to the Conversion Notice Deadline, the Notice of Conversion, at the Company's option, may be declared null and void.

                  (c) Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Preferred Stock, the Company will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

                  (d) Automatic Conversion. Subject to the Company's right of redemption set forth in Section 6 hereof, each share of Series A Preferred Stock outstanding on the date which is three (3) years after the Last Closing Date automatically shall be converted into Common Stock on such date at the Conversion Rate then in effect (calculated in accordance with the formula in Section 5(a) above), and the date which is three (3) years after the Last Closing Date shall be deemed the Date of Conversion with respect to such conversion.

                  (e) Adjustment to Conversion Rate.

                           (i) Adjustment to Fixed Conversion Price Due to Stock
Split, Stock Dividend, Etc. If, prior to the conversion of all of the Series A Preferred Stock, the number of outstanding shares of Common Stock is increased by a stock split, stock dividend, or other similar event, the Fixed Conversion Price shall be proportionately reduced, or if the number of outstanding shares of Common Stock is decreased by a combination or reclassification of shares, or other similar event, the Fixed Conversion Price shall be proportionately increased.

                           (ii) Adjustment to Variable Conversion Price. If, at
any time when any shares of the Series A Preferred Stock are issued and outstanding, the number of outstanding shares of Common Stock is increased or decreased by a stock split, stock dividend, or other similar event, which event shall have taken place during the reference period for determination of the Conversion Price for any conversion of the Series A Preferred Stock, then the Variable Conversion Price shall be calculated giving appropriate effect to the stock split, stock dividend, combination, reclassification or other similar event for all five (5) trading days immediately preceding the Date of Conversion.

                           (iii) Adjustment Due to Merger, Consolidation, Etc.
If, prior to the conversion of all Series A Preferred Stock, there shall be any merger, consolidation, exchange of shares, recapitalization, reorganization, or other similar event, as a result of which shares of Common Stock of the Company shall be changed into the same or a different number of shares of the same or another class or classes of stock or securities of the Company or another entity or there is a sale of all or substantially all the Company's assets or there is a change of control transaction not deemed to be a liquidation pursuant to section 4(c), then the Holders of Series A Preferred Stock shall thereafter have the right to receive upon conversion of Series A Preferred Stock, upon the basis and upon the terms and conditions specified herein and in lieu of the shares of Common Stock immediately theretofore issuable upon conversion, such stock, securities and/or other assets which the Holder would have been entitled to receive in such transaction had the Series A Preferred Stock been converted immediately prior to such transaction, and in any such case appropriate provisions shall be made with respect to the rights and interests of the Holders of the Series A Preferred Stock to the end that the provisions hereof (including, without limitation, provisions for the adjustment of the Conversion Price and of the number of shares issuable upon conversion of the Series A Preferred Stock) shall thereafter be applicable, as nearly as may be practicable in relation to any securities thereafter deliverable upon the exercise hereof.

The Company shall not effect any transaction described in this subsection 5(e)(iii) unless (a) it first gives thirty (30) business days prior notice of such merger, consolidation, exchange of shares, recapitalization, reorganization, or other similar event (during which time the Holder shall be entitled to convert its shares of Series A Preferred Stock into Common Stock) and (b) the resulting successor or acquiring entity (if not the Company) assumes by written instrument the obligations of the Company under this Certificate of Designation including this subsection 5(e)(iii).

                           (iv) No Fractional Shares. If any adjustment under
this Section 5(e) would create a fractional share of Common Stock or a right to acquire a fractional share of Common Stock, such fractional share shall be disregarded and the number of shares of Common Stock issuable upon conversion shall be the next lower number of shares.

         Section 6. Redemption by Company.

                  (a) Company's Right to Redeem Upon Receipt of Notice of Conversion. If the Conversion Price of the Company's Common Stock is less than the Fixed Conversion Price (as defined in Section 5(a)), at the time of receipt of a Notice of Conversion pursuant to Section 5, the Company shall have the right, in its sole discretion, to redeem in whole or in part any Series A Preferred Stock submitted for conversion, immediately prior to and in lieu of conversion ("Redemption Upon Receipt of Notice of Conversion"). If the Company elects to redeem some, but not all, of the Series A Preferred Stock submitted for conversion, the Company shall redeem from among the Series A Preferred Stock submitted by the various Holders for conversion on the applicable date, a pro-rata amount from each such Holder so submitting Series A Preferred Stock for conversion.

                           (i) Redemption Price Upon Receipt of a Notice of
Conversion. The redemption price per share of Series A Preferred Stock under this Section 6(a) shall be calculated in accordance with the following formula ("Redemption Rate"):

  [[(.08)(N/365) (10,000)] + 10,000] x Closing Bid Price on Date of Conversion
                                       ---------------------------------------
                                                  Conversion Price

where,

         "N", "Date of Conversion", "Closing Bid Price" and "Conversion Price" shall have the same meanings as defined in Section 5.

                           (ii) Mechanics of Redemption Upon Receipt of Notice
of Conversion. The Company shall effect each such redemption by giving notice of its election to redeem, by facsimile, by 5:00 p.m. New York City time the next business day following receipt of a Notice of Conversion from a Holder, and the Company shall provide a copy of such redemption notice by overnight or two (2) day courier, to (A) the Holder of the Series A Preferred Stock submitted for conversion at the address and facsimile number of such Holder appearing in the Company's register for the Series A Preferred Stock and (B) the Company's Transfer Agent. Such redemption notice shall indicate whether the Company will redeem all or part of the Series A Preferred Stock submitted for conversion and the applicable redemption price.

                  (b) Company's Right to Redeem at its Election. At any time, commencing twelve (12) months and one (1) day after the Last Closing Date, the Company shall have the right, in its sole discretion, to redeem ("Redemption at Company's Election"), from time to time, any or all of the Series A Preferred Stock;

provided (i) Company shall first provide thirty (30) business days advance written notice as provided in subparagraph 6(b)(ii) below (which can be given beginning thirty (30) business days prior to the date which is twelve (12) months and one (1) day after the Last Closing Date), and (ii) that the Company shall only be entitled to redeem Series A Preferred Stock having an aggregate Stated Value (as defined below) of at least One Million Five Hundred Thousand Dollars ($1,500,000). If the Company elects to redeem some, but not all, of the Series A Preferred Stock, the Company shall redeem a pro-rata amount from each Holder of the Series A Preferred Stock.

                           (i) Redemption Price At Company's Election. The
"Redemption Price At Company's Election" shall be calculated as a percentage of Stated Value, as that term is defined below, of the Series A Preferred Stock redeemed pursuant to this Section 6(b), which percentage shall vary depending on the date of Redemption at Company's Election (as defined below), and shall be determined as follows:

Date of Notice of Redemption at Company's Election             % of Stated Value
--------------------------------------------------             -----------------
12 months and 1 day to 18 months following Last Closing Date        130%
18 months and 1 day to 24 months following Last Closing Date        125%
24 months and 1 day to 30 months following Last Closing Date        120%
30 months and 1 day to 36 months following Last Closing Date        115%

         For purposes hereof, "Stated Value" shall mean the Original Series A Issue Price (as defined in Section 4(a)) of the shares of Series A Preferred Stock being redeemed pursuant to this Section 6(b), together with the accrued but unpaid Premium (as defined in Section 4(a)).

                           (ii) Mechanics of Redemption at Company's Election.
The Company shall effect each such redemption by giving at least thirty (30) business days prior written notice ("Notice of Redemption At Company's Election") to (A) the Holders of the Series A Preferred Stock selected for redemption, at the address and facsimile number of such Holder appearing in the Company's Series A Preferred stock register and (B) the Transfer Agent, which Notice of Redemption At Company's Election shall be deemed to have been delivered three (3) business days after the Company's mailing (by overnight or two (2) day courier, with a copy by facsimile) of such Notice of Redemption At Company's Election. Such Notice of Redemption At Company's Election shall indicate (i) the number of shares of Series A Preferred Stock that have been selected for redemption, (ii) the date which such redemption is to become effective (the "Date of Redemption At Company's Election") and (iii) the applicable Redemption Price At Company's Election, as defined in subsection
(b)(i) above. Notwithstanding the above, Holder may convert into Common Stock pursuant to section 5, prior to the close of business on the Date of Redemption at Company's Election, any Series A Preferred Stock which it is otherwise entitled to convert, including Series A Preferred Stock that has been selected for redemption at Company's election pursuant to this subsection 6(b); provided, however, that the Company shall still be entitled to exercise its right to redeem upon receipt of a Notice of Conversion pursuant to section 6(a).

                  (c) Company Must Have Immediately Available Funds or Credit Facilities. The Company shall not be entitled to send any Redemption Notice and begin the redemption procedure under Sections 6(a) and 6(b) unless it has:

                           (i) the full amount of the redemption price in cash,
available in a demand or other immediately available account in a bank or similar financial institution; or

                           (ii) immediately available credit facilities, in the
full amount of the redemption price with a bank or similar financial institution; or

                           (iii) an agreement with a standby underwriter willing
to purchase from the Company a sufficient number of shares of stock to provide proceeds necessary to redeem any stock that is not converted prior to redemption; or

                           (iv) a combination of the items set forth in (i),
(ii) and (iii) above, aggregating the full amount of the redemption price.

                  (d) Payment of Redemption Price.

                           (i) Each Holder submitting Preferred Stock being
redeemed under this Section 6 shall send their Series A Preferred Stock Certificates so redeemed to the Company or its Transfer Agent, and the Company shall pay the applicable redemption price to that Holder within ten (10) business days of the Date of Redemption at Company's Election. The Company shall not be obligated to deliver the redemption price unless the Preferred Stock Certificates so redeemed are delivered to the Company or its Transfer Agent, or, in the event one (1) or more certificates have been lost, stolen, mutilated or destroyed, unless the Holder has complied with Section 5(b)(i).

                           (ii) If Company elects to redeem pursuant to Section
6(a) hereof, and Company fails to pay Holder the redemption price within the time frame as required by this Section 6(d), then Company shall issue shares of Common Stock to any such Holder who has submitted a Notice of Conversion in compliance with Section 5(b) hereof. The shares to be issued to Holder pursuant to this provision shall be the number of shares determined using a Conversion Price that equals the lesser of (i) the Conversion Price on the date Holder sends its Notice of Conversion to Company or Transfer Agent via facsimile or
(ii) the Conversion Price on the date the Transfer Agent issues Common Stock pursuant to this Section 6(d)(ii).

                           (iii) Notwithstanding the foregoing, in the event
that the certificates evidencing the Series A Preferred Stock redeemed are not delivered to the Transfer Agent as provided herein, the redemption of the Series A Preferred Stock pursuant to this Section 6 shall still be deemed effective as of the Date of Redemption.

                  (e) Blackout Period. Notwithstanding the foregoing, the Company may not either send out a redemption notice or effect a redemption pursuant to Section 6(b) above during a Blackout Period (defined as a period during which the Company's officers or directors would not be entitled to buy or sell stock because of their holding of material non-public information), unless the Company shall first disclose the non-public information that resulted in the Blackout Period; provided, however, that no redemption shall be effected until at least ten (10) days after the Company shall have given the Holder written notice that the Blackout Period has been lifted.

         Section 7. Advance Notice of Redemption.

                  (a) Holder's Right to Elect to Receive Notice of Cash Redemption by the Company. Holder shall have the right to require Company to provide advance notice stating whether the Company will elect to redeem Holder's shares of Series A Preferred Stock in cash, pursuant to the Company's redemption rights discussed in Section 6(a).

                  (b) Mechanics of Holder's Election Notice. Holder shall send notice ("Election Notice") to the Company and such other person(s) as the Company may designate, via facsimile, stating Holder's intention to require Company to disclose that if Holder were to exercise his, her or its right of conversion (pursuant to Section 5) whether Company would elect to redeem a specific number of shares of Holder's Series A Preferred Stock for cash in lieu of issuing Common Stock. Company is required to disclose to Holder what action Company would take over the subsequent twenty (20) business day period, including the date of such Election Notice, as further discussed in subsection 7(c).

                  (c) Company's Response. Upon receipt by the Company of a facsimile copy of an Election Notice, Company shall immediately send, via facsimile, a confirmation of receipt of the Election Notice to Holder, which shall specify that the Election Notice has been received and the name and telephone number of a contact person at the Company whom the Holder should contact regarding information related to the requested advance notice. Thereafter, the Company must respond by the close of business on the next business day following receipt of Holder's Election Notice (1) via facsimile and
(2) by depositing such response with an overnight or two (2) day courier. The Company's response must state whether it would redeem the shares, in whole or in part, or allow conversion into shares of Common Stock without redemption. If Company does not respond to Holder within one (1) business day via facsimile and overnight or two (2) day courier, Company shall be required to issue to Holder Common Stock upon Holder's conversion within the subsequent twenty (20) business day period of Holder's Election Notice. However, if the Company's Common Stock price decreases so that under the Conversion Rate Company would be required to issue more than an additional ten percent (10% ) of shares of Common Stock than Holder was entitled to receive at the time Holder sent Company its Election Notice and if the Conversion Price is below the Fixed Conversion Price, then Company shall no longer be bound to convert Holder's Preferred Stock into Common Stock but may elect to redeem for cash.

         Section 8. Voting Rights. The Holders of the Series A Preferred Stock shall have no voting power whatsoever, except as otherwise provided by the Arizona Business Corporation Act ("Arizona Law"), and no Holder of Series A Preferred Stock shall vote or otherwise participate in any proceeding in which actions shall be taken by the Company or the shareholders thereof or be entitled to notification as to any meeting of the shareholders.

         Notwithstanding the above, Company shall provide Holder with notification of any meeting of the shareholders regarding any major corporate events affecting the Company. In the event of any taking by the Company of a record of its shareholders for the purpose of determining shareholders who are entitled to receive payment of any dividend or other distribution, any right to subscribe for, purchase or otherwise acquire any share of any class or any other securities or property (including by way of merger, consolidation or reorganization), or to receive any other right, or for the purpose of determining shareholders who are entitled to vote in connection with any proposed sale, lease or conveyance of all or substantially all of the assets of the Company, or any proposed liquidation, dissolution or winding up of the Company, the Company shall mail a notice to Holder, at least ten (10) days prior to the board meeting scheduled for the purpose of voting on such dividend, distribution, right or other event, and a brief statement regarding the amount and character of such dividend, distribution, right or other event to the extent known at such time.

         To the extent that under Arizona Law the vote of the Holders of the Series A Preferred Stock, voting separately as a class, is required to authorize a given action of the Company, the affirmative vote or consent of the Holders of at least a majority of the shares of the Series A Preferred Stock represented at a duly held meeting at which a quorum is present or by written consent of a majority of the shares of Series A Preferred Stock (except as otherwise may be required under Arizona Law) shall constitute the approval of such action by the class. To the extent that under Arizona Law the Holders of the Series A Preferred Stock are entitled to vote on a matter with holders of Common Stock, voting together as one (1) class, each share of Series A Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which it is then convertible using the record date for the taking of such vote of stockholders as the date as of which the Conversion Price is calculated. Holders of the Series A Preferred Stock also shall be entitled to notice of all shareholder meetings or written consents with respect to which they would be entitled to vote, which notice would be provided pursuant to the Company's by-laws and applicable statutes.

         Section 9. Protective Provision. So long as shares of Series A Preferred Stock are outstanding, the Company shall not without first obtaining the approval (by vote or written consent, as provided by Arizona Law) of the Holders of at least sixty-six and two-thirds percent (66 2/3%) of the then outstanding shares of Series A Preferred Stock, and at least sixty-six and two-thirds percent (66 2/3%) of the then outstanding Holders:

                  (a) alter or change the rights, preferences or privileges of the Series A Preferred Stock or any Senior Securities so as to affect adversely the Series A Preferred Stock; provided, however, that no such change may be approved at any time on or prior to the fortieth (40th) day following the Last Closing Date unless such change is unanimously approved by all Holders;

                  (b) create any new class or series of stock having a preference over or on parity with the Series A Preferred Stock with respect to Distributions (as defined in Section 2 above) or increase the size of the authorized number of Series A Preferred; or

                  (c) do any act or thing not authorized or contemplated by this Designation which would result in taxation of the holders of shares of the Series A Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended (or any comparable provision of the Internal Revenue Code as hereafter from time to time amended).

         In the event Holders of at least sixty-six and two-thirds percent (66 2/3%) of the then outstanding shares of Series A Preferred Stock and at least sixty-six and two-thirds percent (66 2/3%) of the then outstanding Holders agree to allow the Company to alter or change the rights, preferences or privileges of the shares of Series A Preferred Stock, pursuant to subsection (a) above, so as to affect the Series A Preferred Stock, then the Company will deliver notice of such approved change to the Holders of the Series A Preferred Stock that did not agree to such alteration or change (the "Dissenting Holders") and Dissenting Holders shall have the right for a period of thirty (30) business days to convert pursuant to the terms of this Certificate of Designation as they exist prior to such alteration or change (notwithstanding the sixty (60) day, ninety
(90) day, and one hundred twenty (120) day holding requirements set forth in
Section 5(a) hereof), or continue to hold their shares of Series A Preferred Stock provided, however, that the Dissenting Holders may not convert anytime on or before the fortieth (40th) day following the Last Closing Date.

         Section 10. Status of Converted or Redeemed Stock. In the event any shares of Series A Preferred Stock shall be converted or redeemed pursuant to
Section 5 or Section 6 hereof, the shares so converted or redeemed shall be canceled, shall return to the status of authorized but unissued Preferred Stock of no designated series, and shall not be issuable by the Company as Series A Preferred Stock.

         Section 11. Preference Rights. Nothing contained herein shall be construed to prevent the Board of Directors of the Company from issuing one (1) or more series of Preferred Stock with dividend and/or liquidation preferences junior to the dividend and liquidation preferences of the Series A Preferred Stock.

The undersigned, under penalties of perjury, acknowledge that the Certificate is his or her act and deed or the act and deed of the Company and that the facts stated in the Certificate are true.

Signed on June 14, 1996


                             Signature: /s/ James L. Copland
                                        ---------------------
                             Name:         James L. Copland

                             Title:        President

Attest:

 /s/ Timothy J. Stocker
 ----------------------
     Timothy J. Stocker, Secretary

                            SC&T INTERNATIONAL, INC.
                          REGISTRATION RIGHTS AGREEMENT

         THIS REGISTRATION RIGHTS AGREEMENT ("Agreement") is entered into as of June 17, 1996, by and among SC&T INTERNATIONAL, INC., an Arizona corporation ("Company"), and the subscribers ("Subscribers") to the Company's offering ("Offering") of up to Ten Million Five Hundred Ten Thousand Dollars ($10,510,000) of Series A Preferred Stock ("Preferred Stock") pursuant to the Regulation S Subscription Agreement between the Company and the Subscribers of even date herewith ("Subscription Agreement").

                  1.       Definitions. For purposes of this Agreement:

                  (a) The terms "register", "registered," and "registration" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act of 1933 (the "Act"), and pursuant to Rule 415 under the Act or any successor rule, and the declaration or ordering of effectiveness of such registration statement or document;

                  (b) For purposes of the Required Registration under Section 2 hereof, the term "Registrable Securities" means the Company's Common Stock (together with any capital stock issued as a dividend on, in replacement of, in exchange for, or otherwise in respect of such Common Stock or issued pursuant to
Section 17 hereof, the "Common Stock") issuable or issued upon conversion of the Preferred Stock issued to Subscribers in the Offering. For purposes of a Demand Registration under Section 3 hereof or a Piggyback Registration under Section 4 hereof, the term "Registrable Securities" means the Company's Common Stock issuable or issued upon conversion of the Preferred Stock issued to Subscribers in the Offering; provided, however, that after the expiration of the Restricted Period (as defined in the Subscription Agreement), shares of Common Stock obtainable on conversion of the Preferred Stock (in whole or in part), shall not constitute Registrable Securities, if those shares of Common Stock may be sold or transferred in the U.S. free of any restrictive legend, including without limitation under Rule 144, unless such inability to sell or transfer free of restriction is due (i) with respect to the initial Holder, solely to a material breach or material inaccuracy of any of the representations and warranties contained in the Subscription Agreement (including any exhibits) of the Holder in question (including the representation that Holder is not an "underwriter" as defined in the Act), and (ii) with respect to a transferee from the initial Holder, to any material action or omission of such transferee that renders such securities not transferrable free of restriction. The Company shall have no obligation to register the Preferred Stock. In the event that there is a disagreement as to whether Common Stock may be sold or transferred free of restrictive legend, if counsel for the Company provides an opinion, satisfactory to the transfer agent and which results in the sale or transfer in question being completed, then the shares covered by that opinion shall not constitute "Registrable Securities"; but in the absence of such opinion, the shares shall constitute Registrable Securities and the Company's obligations to register those shares stated herein shall be in full force and effect;

                  (c) The number of shares of "Registrable Securities then outstanding" shall be determined by the number of shares of Common Stock which have been issued or are issuable upon conversion of the Preferred Stock at the time of such determination;

                  (d) The term "Holder" means any person owning or having the right to acquire Registrable Securities or any permitted assignee thereof.

                  2.       Required Registration.

                  (a) On or before August 31, 1996, the Company shall file a registration statement ("Registration Statement") on Form S-1 or Form SB-2 (or other suitable form), covering the resale of all shares of Registrable Securities then outstanding.

                  (b) The Registration Statement shall be done as a "shelf" registration statement under Rule 415, and the Company shall use its best efforts to maintain effective until the earlier of (i) the date the distribution described in the Registration Statement is completed; (ii) the date the Company is eligible to and has filed an alternate registration statement which is effective and which the Company will use its best efforts to maintain until the distribution described therein is completed; (iii) the date all Registrable Securities otherwise have been sold; or (iv) the date this Agreement has been terminated pursuant to Section 15 hereof. The Company shall use its best efforts to have the Registration Statement declared effective by October 31, 1996.

                  (c) The Holders have the right to convert the Preferred Stock into Common Stock pursuant to the terms of the Subscription Agreement and the Certificate of Designation of Series A Preferred Stock of the Company and sell the Common Stock under Regulation S and applicable exemptions until such time that the Registration Statement becomes effective.

                  (d) Notwithstanding anything to the contrary contained herein, any Holder (together with any assignee of its rights) (collectively referred to as "Excluded Holders") shall be entitled, by written notice to the Company delivered at any time prior to the filing of the Registration Statement contemplated by this Section 2, to elect to have the Registrable Securities issued or issuable to it excluded from the Registration Statement. In the event a Holder elects not have its Registrable Securities included in the Registration Statement, the Holder shall, nonetheless, and notwithstanding anything herein to the contrary, have the right (i) upon written notice to the Company from Holders of at least twenty-five (25%) of the Registrable Securities not subject to another registration statement then on file with the Securities and Exchange Commission, at any time following October 31, 1996, to cause the Company to effect a Demand Registration (as defined in Section 3) registering the Registrable Securities held by such Holders on Form S-1 or Form SB-2 if prior to December 14, 1996 or on Form S-3 if thereafter (or other suitable form, subject to the approval of such Holders), and (ii) at any time following November 30, to have its shares included in any Piggyback Registration (as defined in Section
4), in each case in accordance with the provisions of Sections 3 and 4 hereof. In connection with a Demand Registration initiated by the Excluded Holders under this Subsection 2(d), the Company shall pay all costs and expenses of

Demand Registration in accordance with Section 9. The Excluded Holders rights to include their Registrable Securities in a Piggyback Registration or a Demand Registration shall be limited to those instances in which their Registrable Securities are not otherwise immediately transferable pursuant to Rule 144 or another available exemption under the Act.

                  3.       Demand Registration.

                  (a) At any time beginning after the end of the Restricted Period (as defined in the Subscription Agreement), the Holders of Registrable Securities obtained or obtainable upon conversion of at least twenty-five percent (25%) of the shares of the Preferred Stock outstanding may notify the Company in writing that they demand that the Company file a registration statement under the Act covering the registration of all of the Registrable Securities then outstanding. Upon receipt of such notice, the Company shall, within ten (10) days, give written notice of such request to all Holders and shall, subject to the limitations of subsection 3(b), effect as soon as practicable, and in any event within forty-five (45) days of the receipt of such request, the registration under the Act of all Registrable Securities which the Holders request, by notice given to the Company within ten (10) days of receipt of the Company's notice, to be registered as expeditiously as reasonably possible after the mailing of such notice by the Company (a "Demand Registration").

                  (b) If the Holders initiating the registration request hereunder ("Initiating Holders") intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 3 and the Company shall include such information in the written notice referred to in subsection 3(a). In such event, the right of any Holder to include his Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in subsection 7(f)) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by a majority in interest of the Initiating Holders, and reasonably acceptable to the Company; provided that no Holder shall be required to make any representations other than with respect to its ownership of Registered Securities and its intended method of distribution.

                  (c) In the event of a non-underwritten registration under (b) above, the Company agrees to include all Registrable Securities held by all Holders in such Registration Statement without cutback or reduction. In the event the Company breaches its obligation of the preceding sentences, any Holders of the Registrable Securities which were not included in such Registration Statement shall be entitled to additional Demand Registrations for such excluded securities on the same terms as the Demand Registration described in this Agreement; provided, however, that the Company shall not be obligated to effect more than one (1) Demand Registration in any six (6) month period.

                  (d) The Company is not obligated to effect a demand registration under this Section 2 if in the written opinion of counsel to the Company reasonably acceptable to the person or persons from whom written request for registration has been received (and satisfactory to the Company's transfer agent to permit the transfer) that registration under the Act is not required for the immediate transfer of the Registrable Securities pursuant to Rule 144 or other applicable provision.

                  (e) The Company represents that it is eligible to effect the registration contemplated hereby on Form S-1 or Form SB-2 and will continue to take such actions as are necessary to maintain such eligibility. The Company further represents that it will be eligible to effect the registration contemplated hereby on Form S-3 after December 14, 1996 and thereafter will take such actions as will be necessary to maintain such eligibility.

                  (f) Except as provided in paragraph (c) above, the Company shall not be obligated to effect more than one (1) Demand Registration.

                  (g) In the event that the Demand Registration statement is on Form S-3 (or any successor form thereto), each Holder shall give the Company one
(1) business day's prior written notice of any proposed sale of Shares under that registration statement, and shall not make such sale unless (i) one (1) business day lapses without response from the Company, or (ii) the Company notifies the Holder in writing that the registration statement requires a post-effective amendment or supplement to be current. In the event of (ii) above, and subject to Section 5(b) below, the Company shall have seven (7) business days to file a complete and accurate post-effective amendment or supplement with the SEC and provide copies to the Holders to enable them to sell the Registrable Securities in accordance with applicable law and regulations. The time period for which the Company is required to keep the registration statement current under Section 7(c) shall be extended by the length of any period or periods, beginning from the date(s) when the Company has notified Holders that the registration statement is not accurate and ending on the date(s) when the required post-effective amendment or prospectus supplements have been declared effective by the SEC and delivered to the Holders.

                  4. Piggyback Registration. If, after the end of the Restricted Period (but without any obligation to do so), the Company proposes to register (including for this purpose a registration effected by the Company for shareholders other than the Holders) any of its Common Stock under the Act in connection with the public offering of such securities (other than a registration relating solely to the sale of securities to participants in a Company stock plan or a registration on Form S-4 promulgated under the Act or any successor or similar form registering stock issuable upon a reclassification, upon a business combination involving an exchange of securities or upon an exchange offer for securities of the issuer or another entity), the Company shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder given by fax within ten (10) days after mailing of such notice by the Company, which request shall state the intended method of disposition of such shares by such Holder, the Company shall cause to be registered under the Act all of the Registrable Securities that each such Holder has requested to be registered (a "Piggyback Registration").

                  5.       Limitation on Obligations to Register.

                  (a) In the case of a Piggyback Registration on an underwritten public offering by the Company, if the managing underwriter determines and advises in writing that the inclusion in the registration statement of all Registrable Securities proposed to be included would interfere with the successful marketing of the securities proposed to be registered by the Company, then the number of such Registrable Securities to be included in the registration statement shall be allocated among all Holders who had requested Piggyback Registration, in the proportion that the number of Registrable Securities which each such Holder seeks to register bears to the total number of Registrable Securities sought to be included by all Holders; provided that in no event shall the number of Registrable Securities be less than fifteen percent (15%) pro-rata of the total number of shares included in such registration.

                  (b) Notwithstanding anything to the contrary herein, the Company shall have the right (i) to defer the initial filing or request for acceleration of effectiveness of any Demand Registration or Piggyback Registration or (ii) after effectiveness, to suspend effectiveness of any such registration statement, if, in the good faith judgment of the board of directors of the Company and upon the advice of counsel of the managing underwriter (if any) of the offering, such delay in filing or requesting acceleration of effectiveness or such suspension of effectiveness is necessary in light of the existence of material non-public information (financial or otherwise) concerning the Company disclosure of which at the time is not, in the opinion of the board of directors of the Company upon the advice of counsel, (A) otherwise required and (B) in the best interests of the Company; provided however that the Company will use its best efforts to terminate such delay or suspension as soon as practicable and, in any event will not delay effectiveness of such registration for more than two (2) months from the date of the demand or suspend effectiveness for more than twenty (20) days, unless it is then engaged in an acquisition that would make such registration impracticable, in which case it will use its best efforts to eliminate such impracticability as soon as possible.

                  6. Obligations to Increase Available Shares. In the event that the number of shares available under a registration statement filed pursuant to
Section 3 is insufficient to cover all of the Registrable Securities then outstanding, the Company shall amend that registration statement, or file a new registration statement, or both, so as to cover all shares of Registrable Securities then outstanding. The Company shall effect such amendment or new registration within sixty (60) days of the date the registration statement filed under Section 3 is insufficient to cover all the shares of Registrable Securities then outstanding. Any Registration Statement filed hereunder shall, to the extent permissible by the Rules of the Securities and Exchange Commission ("SEC"), state that, in accordance with Rule 416 under the Act, such Registration Statement also covers such indeterminate numbers of additional shares of Common Stock as may become issuable upon conversion of the Preferred Stock to prevent dilution resulting from stock changes or by reason of changes in the conversion price in accordance with the terms thereof.

                  7. Obligations of the Company. Whenever required under this Agreement to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

                  (a) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective.

                  (b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement.

                  (c) With respect to any Demand Registration, use best efforts to keep such registration statement effective until the Holders of Registrable Securities covered by such registration statement have completed the distribution described in the registration statement but any event for a period no longer than one hundred eighty (180) days.

                  (d) Furnish to the Holders (i) such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them and (ii) copies of all correspondence to or with the SEC. Swartz Investments, LLC, as a representative of the Holders, shall be furnished with copies of drafts, or all filings prior to filing and given sufficient time to provide comments thereon.

                  (e) Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders of the Registrable Securities covered by such registration statement, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

                  (f) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

                  (g) Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Act upon the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

                  (h) Furnish, at the request of any Holder whose shares are being registered pursuant to this Agreement, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to this Agreement, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities and (ii) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities.

                  (i) Use its reasonable best efforts to maintain the listing of the Common Stock on NASDAQ Small Cap Market, NASDAQ National Market System or a National Securities Exchange.

                  8. Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Agreement that the selling Holders shall timely furnish to the Company such information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such securities as shall be required to effect the registration of their Registrable Securities or to determine that registration is not required pursuant to Rule 144 or other applicable provision of the Act, as well as to execute any agreements as may be reasonably requested by the Company in connection therewith.

                  9. Expenses of Required or Demand Registration. All expenses other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications pursuant to Sections 2 or 3, including (without limitation) all registration, filing and qualification fees, printers' and accounting fees, fees and disbursements of counsel for the Company, and including the reasonable fees and disbursements incurred of only one counsel for the selling Holders not to exceed $5,000, shall be borne by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Sections 2 or 3 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all Holders who had requested such registration shall bear such expenses); provided further, however, that if at the time of such withdrawal, the Holders have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request, then the Holders shall not be required to pay any of such expenses and shall retain their rights pursuant to Sections 2 and 3.

                  10. Expenses of Company Registration. The Company shall bear and pay all expenses incurred in connection with any registration, filing or qualification of Registrable Securities with respect to the registrations pursuant to Section 4 for each Holder, including (without limitation) all registration, filing, and qualification fees, printers and accounting fees relating or apportionable thereto (and including the reasonable fees and disbursements incurred of only one counsel for the selling Holders selected by them not to exceed $5,000), but excluding underwriting discounts and commissions relating to Registrable Securities.

                  11. Indemnification. In the event any Registrable Securities are included in a registration statement under this Agreement:

                  (a) To the extent permitted by law, the Company will indemnify and hold harmless each "Holder Indemnified Persons" (defined for purposes of this Section 11 as each Holder, the officers and directors of each Holder acting in their capacity as such, any underwriter (as defined in the Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Act or the Securities Exchange Act of 1934, as amended (the "1934 Act")), against any losses, claims, damages, expenses, or liabilities (joint or several) (hereinafter referred to singularly as "Loss" and collectively as "Losses") to which they may become subject under the Act, the 1934 Act or other federal or state law, insofar as such Losses (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"): (i) any untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation by the Company of the Act, the 1934 Act, any state securities law or any rule or regulation promulgated under the Act, the 1934 Act or any state securities law; and the Company will reimburse each such Holder Indemnified Person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Loss or action; provided, however, that the indemnity agreement contained in this subsection 11(a) shall not apply to amounts paid in settlement of any such Loss or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such Loss or action to the extent that it arises out of or is based upon a Violation which occurs in either (i) reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such Holder Indemnified Person or (ii) based upon a prospectus which included a Violation after the Company has advised the Holder not to sell pursuant to such prospectus, and has made available an amended or supplemental prospectus that corrects such Violation or (iii) the failure of such Holder Indemnified Person to deliver a copy of the registration statement or prospectus, or any amendment or supplement thereto.

                  (b) To the extent permitted by law, each selling Holder will indemnify and hold harmless the "Company Indemnified Persons" (defined for the purpose of this Section 11 as the Company, each of its directors in their capacity as such, each of its officers who have signed the registration statement in their capacity as such, each person, if any, who controls the Company within the meaning of the Act in their capacity as such, any underwriter and any other Holder Indemnified Person selling securities in such registration statement), against any Loss (joint or several) to which the Company or any such director, officer, controlling person, or underwriter or controlling person, or other such Holder Indemnified Person may become subject, under the Act, the 1934 Act or other federal or state law, insofar as such Loss (or actions in respect thereto) arises out of or is based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Company and any such Company Indemnified Person in connection with investigating or defending any such Loss or action; provided, however, that the indemnity agreement contained in this subsection 11(b) shall not apply to amounts paid in settlement of any such Loss or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; provided, that, in no event shall any indemnity under this subsection 11(b) exceed the gross proceeds from the offering received by such Holder.

                  (c) Promptly after receipt by an indemnified party under this
Section 11 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 11, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the reasonably incurred fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 11, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 11 to the extent it is prejudicial.

                  (d) The obligations of the Company and Holders under this
Section 11 shall survive the redemption and conversion, if any, of the Preferred Stock, the completion of any offering of Registrable Securities in a registration statement under this Agreement, and otherwise.

                  12. Reports Under Securities Exchange Act of 1934. With a view to making available to the Holders the benefits of Rule 144 promulgated under the Act and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration, the Company agrees to:

                  (a) use its reasonable best efforts to make and keep public information available, as those terms are understood and defined in SEC Rule 144, at all times;

                  (b) use its reasonable best efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Act and the 1934 Act; and

                  (c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company, if true, that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the first registration statement filed by the Company), the Act and the 1934 Act,
(ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC which permits the selling of any such securities without registration.

                  13. Amendment of Registration Rights. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company, the holders of at least sixty-six and two-thirds percent (66 2/3%) of the Registrable Securities then outstanding and at least sixty-six and two-thirds percent (66 2/3%) of the holders of Registrable Securities then outstanding; provided, however, that no amendment of Section 2(d) or other provisions of this Agreement may be made if such amendment would adversely affect the rights of the Excluded Holders without the written consent of all the Excluded Holders.

                  14. Notices. All notices required or permitted under this Agreement shall be made in writing signed by the party making the same, shall specify the section under this Agreement pursuant to which it is given, and shall be addressed if to (i) the Company at: Chief Financial Officer, 3837 East LaSalle Street, Phoenix, AZ 85040; Telephone No. (602) 470-1334; Telecopy No.
(602) 470-1507 and (ii) the Holders at their respective last address as the party shall have furnished in writing as a new address to be entered on such register. Any notice, except as otherwise provided in this Agreement, shall be made by fax and shall be deemed given at the time of transmission of the fax.

                  15. Termination. This Agreement shall terminate on the later to occur of (a) the date that is three (3) years from the date of this Agreement and (b) the date that is ninety (90) days after the date on which all Preferred Stock has been converted into Common Stock; but without prejudice to (i) the parties' rights and obligations arising from breaches of this Agreement occurring prior to such termination or (ii) other indemnification obligations under this Agreement.

                  16. Assignment. No assignment, transfer or delegation, whether by operation of law or otherwise, of any rights or obligations under this Agreement by the Company or any Holder, respectively, shall be made without the prior written consent of the majority in interest of the Holders or the Company, respectively; provided that the rights of a Holder may be transferred to a subsequent holder of the Holder's Registrable Securities (provided such transferee shall provide to the Company, together with or prior to such transferee's request to have such Registrable Shares included in a Demand Registration or Piggyback Registration, a writing executed by such transferee agreeing to be bound as a Holder by the terms of this Agreement); and provided further that the Company may transfer its rights and obligations under this Agreement to a purchaser of all or a substantial portion of its business if the obligations of the Company under this Agreement are assumed in connection with such transfer, either by merger or other operation of law (which may include without limitation a transaction whereby the Registrable Shares are converted into securities of the successor in interest) or by specific assumption executed by the transferee.

                  17. Payments for Failure to Register or Failure to List. If the Registration Statement required under Section 2 hereof is not effective on or prior to October 31, 1996, and the Company unreasonably fails to respond to any request for information from the SEC related to such Registration Statement within twenty (20) business days of such request, then the Company shall pay to all Holders of outstanding Preferred Stock an aggregate amount equal to three-fourths percent (3/4 percent) per month of the aggregate amount of Preferred Stock sold in the Offering, compounded monthly, and accruing daily, payable in Common Stock, which Common Stock shall also be deemed "Registrable Securities" hereunder; provided, however, that such additional amounts shall not be payable for so long as any delay in the effectiveness of the Registration Statement is due, in whole or in part, directly, to causes beyond the control of the Company. If, subsequent to December 16, 1996, the Company is not eligible to effect a Registration under Form S-3, or other appropriate registration statement, at the time of a Demand Registration under the terms of this agreement solely through the act or failure to act by the Company, and not due to a change in statute or regulation or other fact circumstance not under the Company's control, then the Company shall pay to all Holders of outstanding Preferred Stock an aggregate penalty equal to the amount of the Conversion Default Penalty ("Conversion Default Penalty") set forth in Section 7.6(a) of the Regulation S Subscription Agreement between the Company and the Subscribers ("Subscription Agreement") for each day beyond sixty (60) days of the receipt of a request for a Demand Registration until such registration is complete.

                  18. Governing Law. This Registration Rights Agreement shall be governed by and construed in accordance with the laws of the state of Arizona applicable to agreements made in and wholly to be performed in that jurisdiction, except for matters arising under the Act or the Securities Exchange Act of 1934, which matters shall be construed and interpreted in accordance with such laws. Any action brought to enforce, or otherwise arising out of, this Agreement shall be heard and determined only in either a federal or province court sitting in the State of Arizona, Maricopa County.

                           [INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the undersigned have executed this Registration Rights Agreement as of the date first above written.

                                           SC&T INTERNATIONAL, INC.


                                           By:  /s/ Timothy J. Stocker
                                                ----------------------
                                           Name:  Timothy J. Stocker
                                           Title: Vice President of Finance

                         Address:          3837 East LaSalle Street
                                           Phoenix, AZ 85040


                                           INVESTOR(S)

                                           Capital Ventures International


                                           By:  /s/ Johann Koehne
                                                -------------------------------
                                               (Signature)

                         Address:          ____________________________________
                                           ____________________________________

                                                                       EXHIBIT B



                            LIMITED POWER OF ATTORNEY


THIS LIMITED POWER OF ATTORNEY given on the 11th day of October, 1993 by CAPITAL VENTURES INTERNATIONAL, (hereinafter called "the Company") whose Registered Office is situated at Third Floor, One Regis Place, P.O. Box 1787, Grand Cayman, Cayman Islands, B.W.I.

WHEREAS, by agreement dated August 28, 1989 by and between the Company and Arbit Inc., the Company expressly authorized Arbit Inc. to enter into transactions in certain designated areas as defined in the Agreement attached hereto marked "Appendix 1".

NOW THIS DEED WITNESSETH that Ian A.N. Wight (Director) and Woodbourne Associates (Cayman) Limited (Secretary) of the Company, hereby appoint on behalf of the Company the firm of ARBIT INC. which through its officers, directors and employees is hereby formally granted limited power of attorney for the purpose of entering into transactions on behalf of and for the account of the Company and to take any actions on behalf of the Company as may be necessary to consummate such transactions, including but not limited to instructing the transfer of funds where necessary and executing required documentation.

IN WITNESS WHEREOF, the Company has caused its common seal to be hereunto affixed the day and year above written.



THE COMMON SEAL OF                           /s/ Ian A.N. Wight
CAPITAL VENTURES INTERNATIONAL               -------------------------
was hereunto affixed in the presence of:     Ian A.N. Wight
                                             (Director)

                                             /s/
                                             -------------------------

                                             /s/ Woodbourne Associates
                                             -------------------------
                                             Woodbourne Associates
                                             (Cayman) Limited
                                             (Secretary)

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